FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — 2009 First quarter financial results	3

INTERIM MANAGEMENT STATEMENTS
JANUARY — MARCH 2009

Quarterly results
January — March 2009
TABLE OF CONTENTS

TELEFÓNICA GROUP	2
Market Size	2
Consolidated Results	4
Financial Data	9

RESULTS BY REGIONAL BUSINESS UNITS	16

Telefónica España	16
• Wireline Business	16
• Wireless Business	18

Telefónica Latinoamérica	23
• Brazil	24
• Argentina	26
• Chile	28
• Peru	29
• Colombia	31
• México	33
• Venezuela	33
• Central America	34
• Ecuador	34

Telefónica Europe	44
• Telefónica O2 UK	44
• Telefónica O2 Germany	45
• Telefónica O2 Ireland	46
• Telefónica O2 Czech Republic	47

Other Companies	53
• Atento Group	53

ADDENDA	55
Key Holdings of the Telefónica Group and its Subsidiaries	55
Significant Events	56
Changes to the Perimeter and Accounting Criteria of Consolidation	57
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — March 2009 Results Telefónica 1

TELEFÓNICA GROUP
Market Size
January — March 2009 Results Telefónica 2

TELEFÓNICA GROUP
Market Size
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	January — March
	2009	2008	% Chg

Final Clients Accesses	257,700.8	230,665.4	11.7
Fixed telephony accesses (1)	42,439.2	43,499.6	(2.4)
Internet and data accesses	14,736.1	13,564.5	8.6
Narrowband	1,798.2	2,531.1	(29.0)
Broadband (2)	12,778.5	10,873.3	17.5
Other (3)	159.4	160.1	(0.4)
Mobile accesses (4)	198,177.8	171,719.7	15.4
Pay TV	2,347.7	1,881.6	24.8

Wholesale Accesses	3,654.3	2,840.7	28.6
Unbundled loops	1,886.7	1,512.4	24.8
Shared ULL	584.8	755.0	(22.5)
Full ULL	1,301.9	757.4	71.9
Wholesale ADSL (5)	513.9	552.9	(7.0)
Other (6)	1,253.7	775.4	61.7
Total Accesses	261,355.1	233,506.0	11.9

Note: As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes accesses of Telemig from April 2008.

(5)	Includes Unbundled Lines by T. Deutschland.

(6)	Circuits for other operators. Includes Wholesale Line Rental (WLR).
January — March 2009 Results Telefónica 3

TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit (Telefónica España, Telefónica Latinoamérica and Telefónica Europe), in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information. Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.
In line with this organisation, Telefónica has included in the Telefónica España and Telefónica Latinoamérica regional businesses units all information pertaining to the wireline, wireless, cable, Internet and TV businesses.
Furthermore, the results for Telefónica Europe include those of Telefónica O2 UK, Telefónica O2 Germany, Telefónica O2 Ireland, Telefónica O2 Czech Republic and Telefónica O2 Slovakia.
The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts which do not have an impact on consolidated results have been excluded from the operating results for each Group region.
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses and therefore the total Group accesses have been revised, including machine to machine accesses, thus reporting ARPU and churn figures accordingly. Furthermore, in order to avoid the distortion on MoU of the strong growth of mobile devices which mostly use data services (M2M and mobile broadband devices), the Company has decided to publish the traffic evolution in absolute terms (million minutes), using this indicator to replace the previous MoU metric. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active), thus reporting ARPU and churn figures accordingly.
From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary). For the purpose of presenting comparable information, the year-on-year organic changes of Telefónica del Perú and, as a result, of the country consolidated information, has been calculated excluding Medianetworks results in 2008.
In the current economic context, the sound performance of the Telefónica Group in the first quarter of 2009 reflects the success of the Company’s strategy, focused on capturing the growth potential in expanding businesses while increasing the cash flow generation, leveraging the advantages of the high diversification of the Group’s operations, both by businesses and by geographies.
This strategy has allowed Telefónica to consolidate its differentiated profile in the sector, showing a notable revenue and OIBDA year-on-year growth in organic terms1, being this positive performance reinforced with a strong cash flow generation.
Therefore, revenues stood at 13,703 million euros in the first quarter of 2009, showing a solid 2.8% year-on-year growth in organic terms1, boosted mainly by the strong performance posted by the businesses at Telefónica Latinoamérica, contributing with 3.3 percentage points to revenue growth and, to a lesser extent, by the positive behaviour of revenues at Telefónica Europe, with a contribution of 0.9 percentage points in the period.
By services, it is noteworthy the positive performance of broadband connectivity revenues, both fixed and mobile, together with the high acceptance and growing contribution to revenues of value added services, showing the successful commercial strategy of the Company.

[1]	Assuming constant exchanges and including consolidation of Telemig in January-March 2008.
January — March 2009 Results Telefónica 4

TELEFÓNICA GROUP
Consolidated Results
Operating income before depreciation and amortization (OIBDA) reached 5,354 million euros at the end of March, advancing 2.5% year-on-year in organic terms2. The strong performance of Telefónica Latinoamérica’s OIBDA (+4.9 percentage points) and Telefónica Europe (+1.2 percentage points), offset the lower OIBDA coming from T. España, demonstrating the value of the high diversification of the Group.
The Telefónica Group’s ability to flexibly manage OpEx and CapEx is reflected in the efficiency ratio3, +0.9 percentage points year-on-year to 75.3%, enabling to increase the operating cash flow (OIBDA-CapEx) significantly to 4,154 million euros till March, up 4.5% year-on-year in organic terms2.
As a result, organic2 operating cash flow growth exceeded revenue growth by 1.7 percentage points, basically as a result of the strong growth achieved by Telefónica Latinoamérica (+14.3% in organic terms2; 1,606 million euros) and Telefónica Europe (+11.7% in organic terms2; 527 million euros), together with the stability of the cash flow generated by Telefónica España in comparable terms4 (2,068 million euros).
At the same time, the Company is focusing its commercial strategy on capturing growth in expanding markets. This led to an 11.9% rise in the total number of accesses for the Telefónica Group compared to the first quarter of 2008, to over 261.3 million. The increase was underpinned by the expansion in wireless accesses (+15.4%), broadband (+17.5%) and pay TV (+24.8%) accesses. By region, it is worth highlighting the contribution by Telefónica Latinoamérica, with over 159 million accesses across the region at the end of March (up +15.8% on March 2008).
By type of access, the Telefónica Group’s wireless accesses exceeded 198 million at the end of March, with net adds in the first quarter of around 2.4 million and around 22.5 million customers5 compared to the end of March 2008. The main drivers of the net adds in the first quarter of the year were Brazil (0.7 million), Germany (0.3 million), Mexico (0.2 million) and Argentina (0.2 million).
Retail internet broadband accesses stood reached close to 12.8 million, a year-on-year increase of 17.5%, driven by the growing adoption of voice, ADSL and pay-TV bundled offers. It is worth highlighting that in Spain over 86% of retail broadband accesses are bundled as part of some kind of dual or triple offers, whilst in Latin America, 51% of broadband accesses are bundled as part of a dual or triple package. In the first quarter net adds were 0.3 million accesses, most of which coming from Brazil.
Pay TV accesses exceeded 2.3 million by the end of March, almost 25% more than a year ago. The Company has pay TV operations up and running in Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela.
Reported revenue fell by 1.4% compared to the first quarter of 2008. However, this was mainly as a result of the negative exchange rate effect, which reduced growth by 4.7 percentage points. Changes in the consolidation perimeter contributed with 0.5 percentage points to revenue growth.
In absolute terms, Telefónica Latinoamérica’s contribution to total Group revenue continued to grow, rising to 39.4% (+2.3 percentage points compared to the same period in 2008), whilst Telefónica España and Telefónica Europe contributed around 36% and 24% respectively, to reported revenues.

[2]	Assuming constant exchange rates and including consolidation of Telemig in January-March 2008.

[3]	Defined as (Operating Expenses+ CapEx-Internal Expenses capitalized in fixed assets)/ Last 12 month revenues. CapEx figure excludes spectrum acquisition.

[4]
Growth in comparable terms in T. España excludes real state capital gains (0.4 million euros in January-March 2009 and 67 million euros in January-March 2008), bad debt recovery amounting to 25 million euros in the first quarter of 2008 and the recognition of the Universal Service Cost in the first quarter of 2009 (with an impact of 75.3 million euros in revenues and 21.7 million euros in OIBDA).

[5]	The almost 4 million Telemig customers incorporated into the Group in April 2008 are not included in the net gain for the period.
January — March 2009 Results Telefónica 5

TELEFÓNICA GROUP
Consolidated Results
The Telefónica Group’s operating expenses in the first quarter amounted to 8,572 million euros, down 2.3% on the end of March 2008. Excluding the impact of exchange rate fluctuations, operating expenses increased by 3.2% on a year-on-year basis, mostly as a result of higher expenses at Telefónica Latinoamérica, which were mainly due to higher commercial expenses at Vivo and the higher resources associated to the new businesses at Telesp, as a result of the Company’s efforts to improve service quality for customers. In organic terms6, operating expenses increased by 2.6%.
At the end of March, supply costs fell by 6.9% year-on-year to 4,013 million euros. Excluding the exchange rate effect, supply costs declined by 0.7%. Cost reductions at Telefónica España, mainly explained by lower interconnection expenses and lower handset purchases, more than offset the increase, mainly from interconnection expenses, at Telefónica O2 UK and Telefónica Latinoamérica.
Personnel expenses rose 0.6% year-on-year to 1,694 million (+4.7% in constant euros). The average headcount during the period was 256,632, an increase of 7,582 employees, mainly due to expansion of the Atento Group workforce. Excluding the Atento Group workforce, the average number of employees in the Telefónica Group was virtually stable year-on-year at 124,901.
External service expenses (2,348 million euros) fell by 1.6% year-on year. Excluding the exchange rate effect, external service expenses increased by 4.0%. This evolution is mainly due to increased expenses at Telefónica Latinoamérica, mostly from higher commissions, customer care expenses and network and systems maintenance in the mobile businesses in Brazil, Venezuela, and Argentina, together with increased customer care expenses at Telesp.
On the other hand, in the first quarter of the year, gains on sales of fixed assets totalled 6 million euros, mainly from the sale of property in the Czech Republic.
Operating income before depreciation and amortisation (OIBDA) in reported terms remained virtually stable vs. the first quarter of 2008 (-0.4% year-on-year). In absolute terms, Telefónica España accounted for almost 45% of total Group OIBDA, compared to 38.9% and 16.5% for Telefónica Latinoamérica and Telefónica Europe, respectively.
In the first quarter of 2009 the expanding margins trend observed throughout 2008 continued, reflecting the ongoing focus of the Company on efficiency, with an active management of costs to adapt them to market conditions, and the advantages of the higher scale of operations. All the regions showed improvements in comparable terms6,7: +1.7 percentage points Telefónica Latinoamérica; +0.8 percentage points Telefónica Europe and 0.4 percentage points Telefónica España. Telefónica Group’s OIBDA margin in reported terms improved by 0.4 percentage points compared to the same period in 2008, to stand at 39.1%.
Depreciation and amortisation in the first quarter totalled 2,164 million euros, down 5.0% year-on-year. In organic terms6, depreciation and amortisation at the Telefónica Group increased by 0.6%, mainly as a result of increased depreciation and amortisation in Telefónica Latinoamérica.
In the first quarter, operating income (OI) was 3,190 million euros, an increase of 3.9% in organic terms6 or 2.9% in reported terms.
Profit from associated companies was 5 million euros for the period January-March 2009. Profit from the Company’s stake in Portugal Telecom is partially offset by the losses from the Telefónica Group’s shareholdings in Lycos Europe and Telco SpA.
Net financial results at the end of March 2009 amounted to 731 million euros, down 4.7% vs. the same period of 2008, mainly due to:
•
A decrease of the average cost of the Group’s debt, to 5.95% over total average debt excluding foreign exchange results, that leads to a lower expense of 70 million euros due to lower interest rates in 2009.

•	A decrease of 7.3% in the average debt, which has generated savings of 48 million euros.

[6]	Assuming constant exchange rates and including consolidation of Telemig in January-March 2008.

[7]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. Growth in comparable terms in T. España excludes real state capital gains (0.4 million euros in January-March 2009 and 67 million euros in January-March 2008), bad debt recovery amounting to 25 million euros in the first quarter of 2008 and the recognition of the Universal Service Obligation in the first quarter of 2009 (with an impact of 75.3 million euros in revenues and 21.7 million euros in OIBDA).

January — March 2009 Results Telefónica 6

TELEFÓNICA GROUP
Consolidated Results
•
Changes of the actual value of commitments derived mainly from the pre-retirement plans and other positions equally accounted at market value have generated more expenses of 27 million euros in comparison with the same period of the previous year.

•	Changes in the FX gains and losses up to March 2009 with respect to the same period in 2008 yield a higher cost of about 55 million euros.
Free cash flow generated by the Telefónica Group up to the end of March 2009 amounted to 1,299 million euros of which 290 million euros were assigned to Telefónica’s share buyback program, 226 million euros to commitment cancellations derived mainly from the pre-retirements plans and 58 million euros to financial and Real Estate net divestments. As a result, net financial debt decreased by 726 million euros. On the other hand, net debt increased by an additional 249 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this has led to a decrease of 477 million euros with respect to the net financial debt at the end of 2008 (42,733 million euros), leaving the net financial debt of the Telefónica Group at March 2009 at 42,256 million euros.
Leverage ratio, net debt over OIBDA, stands at 1.9 times at the end of March 2009, with a reduction of the net financial debt in the period for an amount of nearly 500 million euros.
During first quarter of 2009, the financing activity of Telefónica Group, excluding short term Commercial Paper Programmes activity which rose to above 7,350 million euros, mainly focused on Telefónica, S.A. debt refinancing. To highlight the Euro bond issuances for an amount of 2,000 millions raised in January and 1,000 millions raised in March, leaving Group’s cash balance exceeding gross maturities for remaining of 2009 and re-financing almost entirely debt maturities for this year 2009 outside Latin America region.
In addition, a 4,000 million euros extension on a syndicated facility maturing in 2011 was successfully signed, moving 2,000 million euros to 2012 and the remaining 2,000 million euros to 2013, adjusting 2011 maturities to levels more in line with cash flow generation figure.
Telefónica S.A. and its holding companies have continued active in these first months of 2009 under their various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,521 million euros, maintaining spreads over reference rates.
Regarding Latin America, our subsidiaries have tapped the capital markets up to March 2009 for an amount above 350 million equivalent euros, mainly renewing existing debt or re-financing maturities till year end.
As of March 31st of 2009, as a result of recent bond public capital markets transactions, bonds and debentures continue increasing their weight on the consolidated financial debt breakdown to 58%, with debt with financial institutions representing 42%.
The solid financial position of the Group has deserved a change in Telefónica, S.A. outlook, from stable to positive affirming the long-term Baa1 ratings by Moody’s last February 17th 2009, following the upgrades performed by Fitch, S&P’s and JCR to A or A- the end of last year 2008.
The income taxes at the end of the first quarter totalled 744 million euros, implying an effective tax rate of 30.2%, not affected by any extraordinary transaction.
Profit attributable to minority interests fell by 46.1% year-on-year, reducing net profit at the end of March by 31 million euros. Most of the profit attributable to minority interests relates to shareholdings in Telesp, Telefónica O2 Czech Republic and Telefónica Telecom, whilst the year-on-year decline is mainly attributable to lower minority interests in Vivo and Telefónica Chile, following the takeover bid launched on minority shareholders, and to increased losses at Telefónica Telecom.
Consolidated net income for the first quarter of the year amounted to 1,690 million euros, 9.8% higher than at the end of March 2008.
Basic earnings per share at the end of the quarter stood at 0.37 euros, year-on-year growth of 12.9%.
January — March 2009 Results Telefónica 7

TELEFÓNICA GROUP
Consolidated Results
As previously mentioned, in the current context, the Company’s strategy is focused on growing the businesses and the cash flow generation. In this scenario, the active management of operating expenses and CapEx, together with leverage on the benefits from scale economies are key levers to the Group’s strategy.
It is noteworthy that around 45%-50% of the Company’s total operating expenses can be considered to be variable as they relate mostly to interconnection and commercial expenses (handset subsidies, dealers commissions and advertising), and could therefore be managed in the short term to respond to changes in demand. As a result, in a context of revenue pressure in those markets being more negatively impacted by the current economic climate, the Company’s cost base structure gives it the flexibility to adapt its operating costs. Furthermore, as part of the transformation process required to respond to the new trading environment in some markets, the Company has launched a range of initiatives in different areas (technology, IT, procurements, commercial) which will generate savings in the short and medium-term.
Regarding investment, around 75% of total CapEx planned for 2009 relates to business transformation and growth projects which could be managed and adapted to respond to changes in demand, competitive pressures and the macroeconomic climate. Many of these initiatives are designed to accelerate the transformation of the Company’s operational model, and this will increase CapEx efficiency and enable the Company to benefit from economies of scale and from the integrated management model it is always implementing.
After reaching peak levels in the CapEx/Revenue ratio (14.5%) in 2008, the Company has announced that CapEx for 2009 will stand below 7,500 million euros8 (vs. 8,401 million euros in 2008) with CapEx cuts in all the regions of operations, prioritising investment projects in growth businesses, mainly those related to cover the demand on broadband services, both fixed and mobile.
At the end of the first quarter of 2009, total CapEx committed for 2009 represents around 30% of the CapEx target8 for the year, reflecting the Company’s ability to adapt its investment to the evolution of the markets where it is present.

[8]	CapEx target for 2009: < 7,500 million euros, assuming 2008 constant exchange rates and excluding Real State Efficiency Program of T. España and spectrum acquisition.
January — March 2009 Results Telefónica 8

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Revenues	13,703	13,896	(1.4)
Internal exp capitalized in fixed assets	155	167	(7.2)
Operating expenses	(8,572)	(8,777)	(2.3)
Supplies	(4,013)	(4,312)	(6.9)
Personnel expenses	(1,694)	(1,683)	0.6
Subcontracts	(2,348)	(2,386)	(1.6)
Bad Debt Provisions	(211)	(180)	17.7
Taxes	(306)	(216)	41.8
Other net operating income (expense)	64	36	76.5
Gain (loss) on sale of fixed assets	6	55	(89.1)
Impairment of goodwill and other assets	(2)	(1)	55.6
Operating income before D&A (OIBDA)	5,354	5,376	(0.4)
OIBDA margin	39.1%	38.7%	0.4	P.P.
Depreciation and amortization	(2,164)	(2,277)	(5.0)
Operating income (OI)	3,190	3,099	2.9
Profit from associated companies	5	(1)	C.S.
Net financial income (expense)	(731)	(767)	(4.7)
Income before taxes	2,464	2,331	5.7
Income taxes	(744)	(736)	1.1
Income from continuing operations	1,720	1,595	7.8
Income (Loss) from discontinued ops.	(0)	0	C.S.
Minority interest	(31)	(57)	(46.1)
Net income	1,690	1,538	9.8
Weighted average number of ordinary shares outstanding during the period (millions)	4,567.6	4,696.8	(2.8)
Basic earnings per share (euros)	0.37	0.33	12.9
Notes:

•	Starting April 2008, Vivo consolidates Telemig.

•
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

January — March 2009 Results Telefónica 9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January — March			January — March			January — March
	2009	2008	% Chg	2009	2008	% Chg	2009	2008	Chg

Telefónica España (1)	4,913	5,131	(4.2)	2,402	2,597	(7.5)	48.9%	50.6%	-1.7	P.P.
Telefónica Latinoamérica (2)	5,403	5,158	4.8	2,081	1,877	10.9	38.5%	36.4%	2.1	P.P.
Telefónica Europe	3,245	3,472	(6.6)	883	912	(3.2)	27.2%	26.3%	0.9	P.P.
Other companies and eliminations	142	135	4.9	(11)	(10)	16.6	N.M.	N.M.	N.M.
Total Group (2)	13,703	13,896	(1.4)	5,354	5,376	(0.4)	39.1%	38.7%	0.4	P.P.

	OPERATING INCOME			CAPEX			OPCF (OIBDA-CAPEX)
	January — March			January — March			January — March
	2009	2008	% Chg	2009	2008	% Chg	2009	2008	% Chg

Telefónica España (1)	1,871	2,019	(7.4)	334	463	(28.0)	2,068	2,134	(3.1)
Telefónica Latinoamérica (2)	1,200	986	21.7	475	459	3.6	1,606	1,419	13.2
Telefónica Europe	163	135	20.8	356	382	(6.9)	527	530	(0.6)
Other companies and eliminations	(44)	(41)	6.9	35	15	131.9	(46)	(25)	86.1
Total Group (2)	3,190	3,099	2.9	1,200	1,319	(9.1)	4,154	4,057	2.4

Notes:

•	OIBDA and OI are presented bebore brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

(1)
In comparable terms revenues of Telefónica España declined by 5.7%, OIBDA decreased by 5.0% and OpCF grew 0.2%. Comparable terms growth rates exclude real estate capital gains (0.4 million euros in January-March 2009 and 67 million euros in January-March 2008), bad debt recovery amounting to 25 million euros in the first quarter of 2008 and the recognition of the Universal Service Obligation in the first quarter of 2009 (with an impact of 75.3 million euros in revenues and 21.7 million euros in OIBDA).

(2)	Starting April 2008, Vivo consolidates Telemig.
January — March 2009 Results Telefónica 10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)

	Mar 2009	Dec 2008	% Chg

Non-current assets	81,583	81,923	(0.4)
Intangible assets	15,750	15,921	(1.1)
Goodwill	18,510	18,323	1.0
Property, plant and equipment and Investment property	30,412	30,546	(0.4)
Non-current financial assets and investments in associates	9,676	10,153	(4.7)
Deferred tax assets	7,236	6,980	3.7
Current assets	19,915	17,973	10.8
Inventories	1,197	1,188	0.7
Trade and other receivables	9,536	9,315	2.4
Current tax receivable	829	970	(14.5)
Current financial assets	2,065	2,216	(6.8)
Cash and cash equivalents	6,280	4,277	46.8
Non-current assets classified as held for sale	8	7	19.0

Total Assets = Total Equity and Liabilities	101,498	99,896	1.6

Equity	20,999	19,562	7.3
Equity attributable to equity holders of the parent	18,622	17,231	8.1
Minority interest	2,377	2,331	2.0
Non-current liabilities	56,074	55,202	1.6
Long-term financial debt	45,873	45,088	1.7
Deferred tax liabilities	3,638	3,576	1.7
Long-term provisions	5,401	5,421	(0.4)
Other long-term liabilities	1,162	1,117	4.0
Current liabilities	24,425	25,132	(2.8)
Short-term financial debt	8,190	8,100	1.1
Trade and other payables	7,581	7,939	(4.5)
Current tax payable	2,465	2,275	8.3
Short-term provisions and other liabilities	6,189	6,818	(9.2)

Financial Data

Net financial Debt (1)	42,256	42,733	(1.1)

(1)
Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

January — March 2009 Results Telefónica 11

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January — March
		2009	2008	% Chg

I	Cash flows from operations	4,457	4,188	6.4
II	Net interest payment (1)	(854)	(1,200)
III	Payment for income tax	(473)	(354)
A=I+II+III	Net cash provided by operating activities	3,129	2,634	18.8
B	Payment for investment in fixed and intangible assets	(2,047)	(1,975)
C=A+B	Net free cash flow after CapEx	1,082	659	64.1
D	Net Cash received from sale of Real Estate	28	61
E	Net payment for financial investment	(86)	(5)

F	Net payment for operations with minority shareholders and treasury stock (2)	(299)	(569)

G=C+D+E+F	Free cash flow after dividends	726	146	N.M.
H	Effects of exchange rate changes on net financial debt	(28)	(395)
I	Effects on net financial debt of changes in consolid. and others	277	(321)
J	Net financial debt at beginning of period	42,733	45,284
K=J-G+H+I	Net financial debt at end of period	42,256	44,423	(4.9)

(1)	Including cash received from dividends paid by subsidiaries that are not under the full consolidation method.

(2)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are under full consolidation method.
January — March 2009 Results Telefónica 12

TELEFÓNICA GROUP
Financial Data
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

OIBDA	5,354	5,376	(0.4)
- CapEx accrued during the period	(1,200)	(1,319)
- Payments related to cancellation of commitments	(226)	(193)
- Net interest payment	(854)	(1,200)
- Payment for income tax	(473)	(354)
- Results from the sale of fixed assets	(6)	(55)
-Investment In working capital and other deferred income and expenses	(1,513)	(1,596)
= Net Free Cash Flow after CapEx	1,082	659	64.1
+ Net Cash received from sale of Real Estate	28	61
- Net payment for financial investment	(86)	(5)
- Net payment for operations wirh minority shareholders and treasury stock	(299)	(569)
= Free Cash Flow after dividends	726	146	N.M.
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Net Free Cash Flow after CapEx	1,082	659	64.1
+ Payments related to cancellation of commitments	226	193
- Operations with minority shareholders	(9)	0
= Free Cash Flow	1,299	852	52.5
Weighted average number of ordinary shares outstanding during the period (millions)	4,568	4,697
= Free Cash Flow per share (euros)	0.28	0.18	56.9
Note: The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.
January — March 2009 Results Telefónica 13

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		March 2009

	Long-term debt (1)	46,401
	Short term debt including current maturities	8,190
	Cash and cash equivalents	(6,280)
	Short and Long-term financial investments (2)	(6,055)
A	Net Financial Debt	42,256
	Guarantees to IPSE 2000	149
B	Commitments related to guarantees	149
	Gross commitments related to workforce reduction (3)	4,684
	Value of associated Long-term assets (4)	(718)
	Taxes receivable (5)	(1,333)
C	Net commitments related to workforce reduction	2,633
A + B + C	Total Debt + Commitments	45,038
	Net Financial Debt / OIBDA (6)	1.9	x
	Total Debt + Commitments/ OIBDA (6)	2.1	x

(1)	Includes “long-term financial debt” and 528 million euros of “other long-term debt”.

(2)	Current financial assets and 3,990 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(3)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Balance Sheet, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Non-current financial assets and investments in associates” of the Balance Sheet. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on March 2009 OIBDA, annualized and excluding results on the sale of fixed assets.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	March 2009
	EUR	LATAM	GBP	CZK	USD

Currency mix	65%	13%	9%	7%	6%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Last review

Moody’s	Baa1	P-2	Positive	17-Feb-09

JCR	A	—	Stable	17-Dec-08

S&P	A-	A-2	Stable	2-Dec-08

Fitch/IBCA	A-	F-2	Stable	25-Nov-08
January — March 2009 Results Telefónica 14

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Balance Sheet (2)
	Jan — Mar 2009	Jan — Mar 2008	March 2009	December 2008

USA (US Dollar/Euro)	1.303	1.498	1.331	1.392
United Kingdom (Sterling/Euro)	0.909	0.757	0.931	0.952
Argentina (Argentinean Peso/Euro)	4.618	4.722	4.951	4.806
Brazil (Brazilian Real/Euro)	3.016	2.603	3.081	3.252
Czech Republic (Czech Crown/Euro)	27.588	25.578	27.380	26.930
Chile (Chilean Peso/Euro)	789.889	693.963	776.398	885.740
Colombia (Colombian Peso/Euro)	3,134.796	2,865.330	3,389.831	3,125.000
El Salvador (Colon/Euro)	11.404	13.103	11.645	12.177
Guatemala (Quetzal/Euro)	10.366	11.515	10.798	10.830
Mexico (Mexican Peso/Euro)	18.705	16.195	19.073	18.841
Nicaragua (Cordoba/Euro)	26.026	28.477	26.734	27.623
Peru (Peruvian Nuevo Sol/Euro)	4.153	4.329	4.204	4.371
Uruguay (Uruguayan Peso/Euro)	30.676	31.351	32.006	33.888
Venezuela (Bolivar/Euro)	2.802	3.220	2.861	2.992

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 31/March/09 and 31/December/08.
January — March 2009 Results Telefónica 15

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In the current macroeconomic climate, in the first quarter of 2009 the Company’s strategy focused on maximising cash flow generation and safeguarding its highest value customers.
Thus, Telefónica España delivered a sound operating cash-flow (OIBDA-CapEx), reaching 2,068 million euros in the first quarter of 2009 and posting a slight increase in comparable1 terms (+0.2% vs. first quarter 2008; -3.1% in reported terms). This positive performance highlights the Company’s ability to manage OpEx and CapEx within a pressuring topline environment, driving operative expenses plus capital expenses down 6.8% in total vs. first quarter 2008.
By the end of March, Telefónica España managed a total of 47.2 million accesses, with highlights being the greater number of retail broadband Internet accesses, which grew by 9.4% to 5.3 million, and growth in the wireless customer base to 23.6 million (+2.6% year-on-year), pushed up by the greater adoption of mobile data flat rates (2x vs. March 2008).
A total of 75.3 million euros of revenue were booked in the first quarter associated with the recognition of the Universal Service Obligation at Telefónica España Wireline Business for the 2006 fiscal year. This had a positive impact of 21.7 million euros on OIBDA.
Revenues amounted to 4,913 million euros in the quarter, a year-on-year fall of 4.2%, mainly reflecting the slowdown in the market as a whole, the stiff competition and lower consumption of voice services from customers. However, it is noteworthy the increased revenues from IT services and Data services in the wireline business (+24.5% and 3.6% year-on-year respectively), and there was also a significant rise in wireless data connectivity revenues (+50.4% compared to 2008). Excluding revenues associated with the recognition of the Universal Service Obligation, revenues would decline by 5.7%.
In comparable terms1, operating income before depreciation and amortisation (OIBDA) fell by 5.0% year-on-year in the first quarter of 2009, with the OIBDA margin improving by 0.4 percentage points in comparable terms2 up to 49.2% on cost control initiatives implemented by the Company, and improving in the wireless business by 1.2 percentage points up to 44.6% in comparable terms3.
Reported OIBDA reached 2,402 million euros (-7.5% year-on-year) with the margin staying at 48.9%.
CapEx amounted to 334 million euros in the first quarter of 2009, falling 28.0% year-on-year. This decline shows the Company’s management abilities to adapt to demand fluctuations while prioritizing investments in strongly growing business areas such as mobile broadband.
WIRELINE BUSINESS
The performance of the wireline telephony access market in Spain in the first three months of the year reflects the impact of the current economic situation with an estimated year-on-year decline of 0.3%.

[1]
Excludes, in the first quarter of 2009, 0.4 million euros of real estate capital gains and 21.7 million euros compensation related to Universal Service Obligation; in the first quarter of 2008 excludes 67 million euros of real estate capital gains and 25 million euros related to bad debt recovery.

[2]
Excludes real estate capital gains (0.4 million euros in January-March 2009 and 67 million euros in January-March 2008), bad debt recovery amounting to 25 million euros in the first quarter of 2008 and the recognition of the Universal Service Obligation in the first quarter of 2009 (with an impact of 75.3 million euros in revenues and 21.7 million euros in OIBDA).

[3]
Excludes, in the first quarter of 2008, 8 million euros related to bad debt recovery, as well as the negative impact on OIBDA amounting to 23.9 million euros related to Universal Service Obligation in the first quarter of 2009.

January — March 2009 Results Telefónica 16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Within a backdrop of loops being further unbundled and market size shrinking, the Company’s wireline telephony accesses posted a net loss of 321,341 accesses in the first quarter of 2009, to a level above 15.0 million at the end of March 2009 (-5.3% year-on-year). Estimated wireline telephony access market share stood at around 76%. As regards telephony access decline, two items are to be highlighted: i) 53% of the accesses loss is related to different wholesale accesses available upon Regulation, and as wholesale accesses they generate revenues for the Company; ii) ARPU of accesses lost is significantly lower than the average ARPU of the remaining Company’s accesses.
The number of pre-selected lines continued to decline, dropping 79,885 in the first quarter of 2009 to fewer than 1.4 million lines at the end of March.
The wireline broadband Internet access market continued to slow, partly affected by the strong growth recorded by mobile broadband, with a total of 9.4 million wireline broadband accesses, 10.0% higher than in March 2008. Telefónica maintained its leadership position with an estimated market share over 56% following a net gain of 45,363 accesses in the quarter to close to 5.3 million in total (+9.4% vs. March 2008).
Wholesale broadband accesses (wholesale ADSL and unbundled loops) posted a net gain of 119,326 accesses in January-March 2009, boosted by 137,290 net loops unbundled in the quarter, to surpass 1.8 millions and 19% share of the Spanish broadband market. ULL net adds came from both, market growth and migrations from wholesale ADSL accesses, with wholesale ADSL accesses declining by 17,964 in the quarter to 405,800 (-15.5% from March 2008). Almost 32% of the unbundled loops are shared access loops, with the remaining 68% fully unbundled loops (including over 303,000 naked shared access loops). There was an increase of 154,786 fully unbundled loops in the quarter, of which 28% were naked shared access loops, whilst shared access loops declined by 17,496 in the quarter.
Telefónica’s share of the pay TV market remained steady at an estimated 14% at the end of March 2009, posting a better relative performance than the market as the number of Pay TV customers declined by 7,675 to a total of 604,819 (+9.2% year-on-year).
The total number of Duo and Trio bundles stood at 4.6 million units. This means that more than 86% of the Company’s retail broadband accesses form part of a double or triple offer bundle.
Revenues in the quarter ending March 2009 were practically flat versus the same period last year at 3,062 million euros (-0.5%). In the quarter, 75.3 million euros were recorded in recognition of the Universal Service Obligation for year 2006 under Traditional access revenues. By items:
•	Traditional access revenues grew by 5.4% year-on-year in the quarter, positively affected by the recognition of the Universal Service Obligation.
•	Voice service revenues fell by 8.4% in the quarter as a result of lower fixed-to-mobile and international traffic consumption and the growing contribution from traffic under flat-rate plans.
•	Internet and broadband revenues fell by 0.4% in the quarter.
•	Retail broadband service revenues grew by 1.3% in the quarter as a result of slower growth in the total number of accesses.
•
The performance of wholesale broadband revenues (-2.2% in the quarter) reflects the impact of the 20% reduction in monthly fee for fully unbundled loops since December 2008, which has not been offset by growth in the number of unbundled loops.

•	Data service revenues rose 3.6% year-on-year to 300 million euros.
•	IT service revenues totalled 114 million euros in the quarter, up 24.5% year-on-year.
Operating expenses totalled 1,641 million euros in the quarter after declining by 1.3% year-on-year in comparable terms4 (+1.6% growth in reported terms). Other key points include: i) external service expenses increased by 0.8% to 322 million euros; ii) personnel expenses rose 1.9% to 529 million euros; iii) these effects were amply offset by the 5.3% reduction in supply costs to 684 million euros, resulting from lower interconnection costs associated with lower fixed-to-mobile traffic and the reduction in mobile termination rates.

[4]
Excludes, in the first quarter of 2008, 17 million euros related to bad debt recovery, as well as costs related to Universal Service Obligation amounting to 29.7 million euros in the first quarter of 2009.

January — March 2009 Results Telefónica 17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Operating income before depreciation and amortisation (OIBDA) in the first quarter of 2009 stood at 1,463 million euros, down 3.8% year-on-year in comparable terms5 while OIBDA margin remained almost unchanged in comparable terms5 at 47.4% (47.9% in the first quarter of 2008).
Reported OIBDA was down 6.1% year-on-year in the first quarter of 2009, while margin stood at 47.8%. This performance reflects the changes in revenues and expenses mentioned above, lower real estate capital gains (0.4 million euros in January-March 2009 compared to 67 million euros in the same period in 2008), the positive impact of the bad debt recovery amounting to 17 million euros in the first quarter of 2008, and the recognition of the Universal Service Obligation to the amount of 45.6 million euros in the first quarter of 2009.
WIRELESS BUSINESS
The Spanish wireless market totalled 53.9 million lines at the end of March 2009, a 5.1% y-o-y growth and with an estimated penetration rate of 118%, an increase of almost 6 percentage points compared to March 2008.
In the current economic climate and given the characteristics of the Spanish market (highly mature with maintenance in competitive pressure), the Company is focussing its commercial activity on maintaining its market leadership in revenue terms (with a positive differential between its share of revenue and its share of customers estimated between 4 and 5 percentage points, an improvement on the first quarter of 2008).
At the end of March 2009, Telefónica España’s wireless business handled over 23.6 million wireless lines, up 2.6% year-on-year, driven mainly by growth in the number of contract customers (+4.3% compared to March 2008), which represents 61.6% of the total (1.0 percentage points higher than at the end of March last year). Net adds in the year’s first quarter totalled 9,836 lines.
Blended churn was 1.9% in the quarter almost flat compared to the first quarter of 2008 (+0.04 percentage points). The contract segment posted a lower level (1.4% in the first quarter of 2009), an increase on the first quarter of 2008, mainly due to the rise in disconnections among SMEs and businesses. On the other hand, prepay churn registered a better evolution on a yearly basis.
In terms of usage, traffic carried in the first three months of the year was 10,038 million minutes, 3.6% lower year-on-year, reflecting customers’ growing control of their expenses, especially for voice services, in the current climate.
Voice ARPU was 22.3 euros in the first quarter of 2009, 12.3% lower than in the same quarter of 2008, affected by the lower usage rate and the drop in interconnection tariffs implemented in April and October 2008 (-17.4%).
Data ARPU grew by 4.0% compared to the same period in 2008 to 5.3 euros, representing 19.2% of total ARPU (+2.5 percentage points year-on-year). The positive performance of wireless data revenues (+7.0% compared to the first quarter of 2008) was mainly driven by growth in connectivity revenues (+50.4% year-on-year) supported by strong growth in flat-rate data plans (over one million flat-rate plans at the end of March 2009) and higher content revenues (+3.9% compared to the first quarter of 2008). The number of 3G handsets held by customers totalled 6.9 million at the end of March 2009, 1.6 times those of March 2008.
Outgoing ARPU was 23.7 euros, 8.0% lower than in the first quarter of 2008, with total ARPU of 27.6 euros (-9.5% year-on-year).

[5]
Excludes real estate capital gains (0.4 million euros in January-March 2009 and 67 million euros in January-March 2008), bad debt recovery amounting to 17 million euros in the first quarter of 2008 and the recognition of the Universal Service Obligation in the first quarter of 2009 (with an impact of 75.3 million euros in revenues and 45.6 million euros in OIBDA).

January — March 2009 Results Telefónica 18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Revenues in the first quarter of the year totalled 2,172 million euros, 9.4% down on the same period in 2008, mainly as a result of lower handset, interconnection and customer revenues. By item:
•	Service revenues fell by 7.3%:
•
Customer revenues fell 4.9% in year-on-year terms to 1,608 million euros, as a result of the change in customer usage patterns compared to the first quarter of the previous year, and lower roaming out revenues.

•	Interconnection revenues fell 17.4% year-on-year in the first quarter as a result of lower interconnection prices (-17.4% in April and October 2008), which were not offset by increases in traffic.

•	Roaming in revenues fell by 32.3% in the first three months of the year as a result of the ongoing decline in wholesale roaming prices and lower traffic from visiting users on our network.
•	Revenues from handset sales were 251 million euros, with a year-on-year decrease of 22.8%, as a result of lower commercial activity and different phasing of handset shipments to the channel.
Operating expenses saw a year-on-year decline of 9.4% to 1,241 million euros in the first quarter of 2009, despite the recognition of 23.9 million euros in relation to the Universal Service Obligation for the 2006 fiscal year. This was due to lower handset sales, the drop in commercial costs given the lower levels of activity and the various cost reduction measures taken to adapt to the current economic situation. The ratio of commercial efforts to service revenues fell by approximately 1 percentage point year-on-year.
In the first quarter of 2009, operating income before depreciation and amortisation (OIBDA) fell by 6.9% on comparable terms6 year-on-year to 945 million euros, being noteworthy the positive evolution of the comparable6 OIBDA margin, which expanded by 1.2 percentage points to 44.6%. Reported OIBDA declined by 9.9% year-on-year, with an OIBDA margin of 43.5%, virtually in line with the first quarter of 2008.

[6]
Excludes, in the first quarter of 2008, 8 million euros related to bad debt recovery, as well as costs related to Universal Service Obligation amounting to 23.9 million euros in the first quarter of 2009.

January — March 2009 Results Telefónica 19

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2008				2009
	March	June	September	December	March	% Chg y-o-y

Final Clients Accesses	44,872.9	45,019.7	45,160.7	45,213.6	44,885.7	0.0
Fixed telephony accesses (1)	15,842.1	15,670.0	15,526.9	15,326.3	15,004.9	(5.3)
Internet and data accesses	5,468.4	5,547.6	5,608.3	5,670.0	5,661.3	3.5
Narrowband	589.5	502.3	453.9	388.0	336.4	(42.9)
Broadband (2)	4,835.9	5,005.0	5,117.0	5,246.4	5,291.8	9.4
Other (3)	43.1	40.4	37.4	35.6	33.1	(23.2)
Mobile accesses	23,008.4	23,225.4	23,436.0	23,604.8	23,614.7	2.6
Pre-Pay	9,058.4	8,964.6	8,978.5	9,037.0	9,061.8	0.0
Contract	13,950.0	14,260.8	14,457.5	14,567.8	14,552.9	4.3
Pay TV	554.0	576.6	589.6	612.5	604.8	9.2

Wholesale Accesses	1,953.3	2,001.3	2,035.0	2,136.1	2,271.5	16.3
WLR (4)	0.0	0.0	0.0	9.5	25.9	N.M.
Unbundled loops	1,467.4	1,532.6	1,585.2	1,698.0	1,835.3	25.1
Shared ULL	755.0	683.6	640.2	602.3	584.8	(22.5)
Full ULL (5)	712.5	849.1	945.0	1,095.7	1,250.5	75.5
Wholesale ADSL	480.3	463.3	444.8	423.8	405.8	(15.5)
Other (6)	5.7	5.3	5.0	4.7	4.4	(22.4)

Total Accesses	46,826.3	47,020.9	47,195.7	47,349.7	47,157.2	0.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	Wholesale Line Rental.

(5)	Includes naked shared loops.

(6)	Wholesale circuits.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Revenues	4,913	5,131	(4.2)
Internal exp capitalized in fixed assets	45	51	(12.2)
Operating expenses	(2,566)	(2,646)	(3.1)
Other net operating income (expense)	15	6	155.3
Gain (loss) on sale of fixed assets	(3)	57	C.S.
Impairment of goodwill and other assets	(2)	(1)	39.4
Operating income before D&A (OIBDA)	2,402	2,597	(7.5)
OIBDA margin	48.9%	50.6%	(1.7	P.P.)
Depreciation and amortization	(531)	(577)	(8.0)
Operating income (OI)	1,871	2,019	(7.4)
Notes:

•	OIBDA and OI before brand fees.

•
In comparable terms revenues declined by 5.7% and OIBDA decreased by 5.0%. Comparable terms growth rates exclude real estate capital gains (0.4 million euros in January-March 2009 and 67 million euros in January-March 2008), bad debt recovery amounting to 25 million euros in the first quarter of 2008 and the recognition of the Universal Service Obligation in the first quarter of 2009 (with an impact of 75.3 million euros in revenues and 21.7 million euros in OIBDA).

January — March 2009 Results Telefónica 20

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Revenues	3,062	3,079	(0.5)
OIBDA	1,463	1,557	(6.1)
OIBDA margin	47.8%	50.6%	(2.8	P.P.)
CapEx	239	299	(19.9)
OpCF (OIBDA-CapEx)	1,224	1,259	(2.8)
Notes:

•	OIBDA before brand fee.

•
A total of 75.3 million euros of revenue were booked in the first quarter of 2009 associated with the recognition of the Universal Service Obligation at Telefónica España Wireline Business for the 2006 fiscal year. This had a positive impact of 45.6 million euros on OIBDA.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Traditional Access (1)	741	703	5.4
Traditional Voice Services	1,032	1,126	(8.4)
Domestic Traffic (2)	588	672	(12.4)
Interconnection (3)	229	234	(2.2)
Handsets sales and others (4)	214	220	(2.7)
Internet Broadband Services	738	741	(0.4)
Narrowband	10	19	(48.6)
Broadband	728	722	0.9
Retail (5)	649	641	1.3
Wholesale (6)	79	81	(2.2)
Data Services	300	289	3.6
IT Services	114	91	24.5

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2)
Local and domestic long distance (provincial, interprovincial and international) fixed to mobile traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Note: A total of 75.3 million euros of revenue were booked in the first quarter associated with the recognition of the Universal Service Obligation for the 2006 fiscal year, recorded under the caption of traditional access.

January — March 2009 Results Telefónica 21

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Revenues	2,172	2,398	(9.4)
OIBDA	945	1,048	(9.9)
OIBDA margin	43.5%	43.7%	(0.2	P.P.)
CapEx	94	165	(42.6)
OpCF (OIBDA-CapEx)	850	883	(3.8)
Notes:

•	OIBDA before brand fee.

•	There is a negative impact of 23.9 million euros on OIBDA due to the recognition of the Universal Service Obligation for the 2006 fiscal year.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Service Revenues	1,921	2,072	(7.3)
Customer Revenues	1,608	1,692	(4.9)
Interconnection	267	324	(17.4)
Roaming — In	29	43	(32.3)
Other	16	14	14.2
Handset revenues	251	326	(22.8)
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2008				2009
	Q1	Q2	Q3	Q4	Q1	% Chg y-o-y
Traffic (Million minutes)	10,408	10,991	11,441	10,727	10,038	(3.6)

ARPU (EUR)	30.5	30.8	30.9	29.5	27.6	(9.5)
Pre-pay	14.6	14.5	15.4	13.8	12.5	(14.2)
Contract	41.0	41.1	40.6	39.3	36.9	(10.0)

Data ARPU	5.1	5.0	5.3	5.5	5.3	4.0
%non-P2PSMS over data revenues	52.7%	53.6%	54.8%	55.5%	59.4%	6.8	P.P.
Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — March 2009 Results Telefónica 22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Once again Telefónica Latinoamérica ended the quarter with a solid set of commercial and financial results amid a slight slowdown in the commercial activity in the region’s telecommunications market. This was mainly due to seasonality effects after the Christmas campaign and, to a lesser extent, the economic downturn in Mexico and Central America. Overall, however, the region remains buoyant compared with other geographical areas.
Against this backdrop, Telefónica Latinoamérica continued to develop its strategy based on capturing the growth of the wireless market and managing the transformation of its wireline telephony businesses, increasing the weighting of Internet, Broadband and pay TV services while enhancing operating efficiency to maximise profitability.
In this regard, the positive evolution of revenues in the quarter, that reached 5,403 million euros (+8.7% in organic terms1), and cost control measures resulted in operating income before depreciation and amortisation (OIBDA) of 2,081 million euros, up 13.9% in organic1 terms. Consequently, the OIBDA margin showed a significant advance of 1.7 percentage points in organic terms1 from the first quarter of 2008.
Also noteworthy was the 14.3% organic1 growth in operating cash flow (OIBDA-CapEx) to 1,606 million euros despite higher CapEx (+12.6% year-on-year in organic terms1) in the wireless business, primarily in Brazil, Mexico and Venezuela.
From an operating standpoint, Telefónica Latinoamérica managed 159.5 million accesses at the end of March 2009, up 15.8% year-on-year and primarily underpinned by the wireless business and growth in broadband and pay TV accesses.
In wireless telephony, estimated penetration in the region stood at 83%, 12 percentage points higher than in March 2008. Telefónica Latinoamérica had a total of 124.7 million mobile accesses, a strong year-on-year increase of 20.2% (+15.8% in organic terms2), with solid growth in its wireless operations in Brazil, Mexico, Peru, Argentina, Chile and Venezuela. Net adds during the quarter stood at 1.3 million, underpinned by the strong performance of churn, which stood at 2.6% in the quarter (-0.2 percentage points year-on-year) against a backdrop of lower gross adds (-6.2% year-on-year; -10.1% in organic terms1).
In addition to the significant increase in wireless accesses, the strategy to encourage customer usage was reflected in the 17.7% year-on-year rise in outgoing traffic, leading to 16.6% year-on-year growth in traffic in the first quarter. ARPU fell 4.3% in the quarter in organic terms1, impacted by lower mobile termination rates, while outgoing ARPU performed better (-1.0% year-on-year in organic terms1). The contribution of data services is also increasing, representing 17.2% of the Company’s mobile service revenues (+3.0 percentage points over the same period of 2008 in organic terms1), after having recorded a year-on-year increase of 38.7% in organic terms1.

[1]	Assuming constant exchange rates and including Telemig in January-March 2008.

[2]	Including Telemig’s accesses in March 2008.
January — March 2009 Results Telefónica 23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In the wireline business, as a result of the transformation process of the operations, the contribution of growth businesses (broadband, pay TV and data) rose, boosted by the increase in bundled products and an improved portfolio of services, putting the customer base at 34.8 million accesses, up 2.4% year-on-year. A total of 51% of broadband accesses have bundled packages (2P/3P), up 14 percentage points vs. March 2008. Moreover including local packages and control usage bundles, over 60% of wireline accesses are part of a bundle (up 5 percentage points from March 2008). By service:
•
In Broadband the Company continued to achieve significant growth in its customer base (+18.6% year-on-year to 6.2 million accesses) after reporting net adds of 142,000 accesses in the quarter. This increase was achieved thanks to sustained growth in Brazil (+22.7% year-on-year) and in Argentina (+24.9% year-on-year) and the ongoing expansion of the service in Colombia, where the customer base increased by 74.6% year-on-year to 416,000 accesses.

•	In the pay TV business, Telefónica Latinoamérica now has over 1.6 million customers (+30.2% year-on-year) after capturing 74,500 accesses in the first quarter of 2009.
•	Wireline accesses remained virtually unchanged vs. March 2008 at 25.5 million (-0.3% year-on-year) as a result of the increase in fixed wireless accesses in Venezuela and Peru.
The Company’s sound commercial and operating performance in the quarter was reflected in a solid set of financial results in organic terms3. Reported figures, which were negatively impacted by year-on-year exchange rate fluctuations (mainly the depreciation of the Brazilian real, Chilean peso and Mexican peso vs. the euro, partially offset by the appreciation of the cross exchange rate of the Venezuelan bolivar vs. the euro).
Revenues increased 4.8% vs. the first quarter of 2008 in current euros (exchange rate fluctuations detracted 5.3 percentage points from revenue growth). By country, Brazil remained the main growth driver, accounting for 35.1% of Telefónica Latinoamérica’s first quarter revenues in current euros, followed by Venezuela (16.3%) and Argentina (12.8%).
In organic terms3 the biggest contributors to revenue growth (+8.7% year-on-year) were Venezuela (+3.8 percentage points), Argentina (+2.2 percentage points) and Brazil (+1.8 percentage points).
The increased scale of the business and implementation of a range of cost reduction programmes were reflected in operating expenses, which rose 2.3% in current euros (+8.4% in constant euros). Operating income before depreciation and amortisation (OIBDA) increased by 10.9% in current euros, outpacing revenue growth (exchange rates detracted 4.2 percentage points from OIBDA growth), leading to a 2.1 percentage points increase in the OIBDA margin to 38.5%.
Brazil was the largest contributor, accounting for 33.7% of OIBDA at Telefónica Latinoamérica. The performance of Venezuela and Argentina was also noteworthy. The contribution of these markets increased to 22.2% and 12.1% of the OIBDA in the region respectively. In organic terms3, OIBDA advanced 13.9% year-on-year, driven by Venezuela (+6.8 percentage points), Argentina (+3.0 percentage points) and Mexico (+2.4 percentage points).
CapEx to March 2009 amounted to 475 million euros, up 3.6% vs. the first quarter of 2008 in current euros (+12.6% in organic terms3).
BRAZIL
The Brazilian telecommunications sector remained buoyant in the first quarter of 2009, with significant growth in both broadband and wireless telephony, and leaving scope for increased penetration.
Telefónica managed 61.4 million accesses in Brazil at the end of March, year-on-year growth of 22.9%. The significant growth in the wireless, broadband and pay TV segments underpinned this strong performance. Vivo continued to lead the market with high growth in its customer base, which now exceeds 45.6 million accesses (+33.0% year-on-year), while Telesp has 2.7 million broadband customers and over half a million pay TV accesses.
Telefónica once again reported robust financial results in Brazil. First quarter revenues stood at 1,898 million euros, up 7.8% in local currency, underpinned by sustained revenue growth at Vivo, while the wireline business also recorded positive growth rates.

[3]	Assuming constant exchange rates and including Telemig in January-March 2008.
January — March 2009 Results Telefónica 24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) advanced 4.4% in local currency to 700 million euros, putting the OIBDA margin at 36.9% (38.1% in the first quarter of 2008). It is noteworthy that Vivo maintained its margin in a highly competitive environment, though this performance could not offset the growth of lower margin businesses at Telesp associated with new services and mobile originated traffic revenues.
CapEx grew 30.8% year-on-year in local currency to 221 million euros, mainly due to increased investment by Vivo, which completed several network projects started at the end of 2008 (mainly the start-up of operations in the Northeast of Brazil and the expansion of wireless broadband capacity), and investments to meet quality targets imposed by the telecom regulator Anatel.
As a result, operating cash flow (OIBDA-CapEx) amounted to 479 million euros, down 4.4% in local currency vs. the first quarter of 2008.
VIVO
Wireless accesses in the Brazilian market topped 153 million at the end of March, an increase of over 3 million in the first quarter. The market continues to achieve significant growth rates, with a penetration rate of 80.5% (up almost 15 percentage points vs. March 2008).
Competition remained stiff in the quarter as the commercial approach for the Christmas season was maintained, with aggressive offers from all operators. Against this backdrop, Vivo sustained its commercial drive, with gross adds virtually in line with the first quarter of 2008 in organic terms4 (-1.9% year-on-year), with a particular focus on the wireless broadband business. As a result Vivo’s market share held at around 30%.
Vivo continues to push customer loyalty and retention programmes. This was reflected in a 0.3 percentage points year-on-year fall in churn in organic terms4, which stood at 2.4% for the quarter.
As a result, Vivo now has 45.6 million accesses (up 19.1% year-on-year in organic terms5), after reporting 696,420 net adds in the quarter. Particularly noteworthy is the Company’s focus on new technologies. As a result, GSM+3G customers now represent 73% of Vivo’s total customer base. With regard to customer mix, the contract segment accounts for 19.3% of total accesses thanks to the Company’s policy of actively unlocking value in the customer base.
With regard to traffic, Vivo’s networks managed 10,344 million minutes in the first quarter, an 18.6% year-on year increase in organic terms4. This sharp growth is largely due to the performance of on-net traffic, which increased by over 46% from January-March 2008.
ARPU fell 9.4% in organic terms4 in local currency in the first quarter, mainly due to the decline in incoming ARPU. This was affected by wireless operators’ promotion of on-net traffic. As a result, outgoing ARPU fell by a smaller 6.2% in organic terms4 in local currency.
Year-on-year growth rates remained high at the wireless data business (over 30% in organic terms4),underpinned by the increase in SMS, largely due to the spread of GSM technology, as well as in connectivity and content revenues. Data revenues now account for 11.0% of Vivo’s service revenues. Vivo enjoyed significant success in increasing wireless broadband uptake through enhanced commercial offerings.
As a result of its strong operating performance, Vivo reported first quarter revenues of 676 million euros, an increase of 21.6% in local currency (+10.2% in organic terms4). This was based on sustained service revenue growth (+10% in organic terms4), underpinned by the strength of outgoing voice and data revenues (+12.5% in organic terms4), which largely offset the modest increase in incoming revenues.
Despite the fierce competition, which led the Company to maintain its commercial drive, operating income before depreciation and amortisation (OIBDA) totalled 203 million euros, 23.6% higher year-on-year in local currency vs. the first quarter of 2008 (+11.7% in organic terms4), a growth in line with the increase in revenues, that allowed the Company to keep the OIBDA margin at 30.0%.
First quarter CapEx stood at 87 million euros, double the figure in the same period a year earlier in organic terms4, and included this time the completion of network projects started at the end of 2008, along with investments to meet quality targets set by the regulator Anatel. As a result, operating cash flow (OIBDA-CapEx) was 116 million euros.

[4]	Including Telemig in January-March 2008.

[5]	Including Telemig’s accesses in March 2008.
January — March 2009 Results Telefónica 25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELESP
Telesp continued to focus on its bundling and segmentation strategy in the first quarter, fostering in the first months of 2009 flat local rates and Duo and Trio bundles with high-speed broadband connections. At the end of the quarter over 57% of Telesp’s wireline and 29% of broadband accesses had bundled offers.
Thanks to this strategy, the Company is succeeding in capturing the growth of the broadband and pay TV markets, offsetting the fall in traditional accesses (-3.0%), which have been affected by the enactment of the new call centre law since the end of 2008. As a result, Telesp ended the first quarter with 15.7 million accesses (+0.7% year-on-year). Broadband accesses grew 22.7% year-on-year, virtually in line with the increase recorded in 2008, to 2.7 million at the end of March, with net adds of 101,500 customers in the quarter (+3.5% year-on-year). Pay TV accesses grew 77.9% year-on-year to over half a million customers.
First quarter revenues totalled 1,323 million euros, a year-on-year increase of 2.2% in local currency. The slowdown in growth vs. 2008 was largely due to lower wireline telephony revenues (-3.3% in local currency), which were affected by the reduction in fixed telephony accesses (-2.9% in average), lower traffic, largely impacted by the fixed to mobile substitution effect and the slowdown affecting the wireless traffic business (SMP), which, nevertheless, grew in line with the mobile market. However, this was amply offset by the growth in revenues from new businesses. Internet, pay TV and content revenues now account for 14.5% of revenues (+2.7 percentage points year-on-year), having increased 26.0% year-on-year in local currency thanks to growth in broadband (+20.7% year-on-year in local currency) and pay TV revenues (which doubled compared with the first quarter of 2008). Also noteworthy was the positive performance of data, IT and capacity rental revenues, which advanced 24.9% year-on-year in local currency, virtually in line with the increase reported in 2008.
First quarter operating expenses advanced 6.1% year-on-year in local currency, largely due to costs associated with new businesses and interconnection costs, given the increase in wireless traffic (SMP). Telesp also recorded higher commercial costs, related with customer service (impacted by the new call centre law) and equipment maintenance costs, reflecting the growth in broadband and pay TV accesses, and the operator’s efforts to improve the quality of customer care. Nonetheless, Telesp is still striving to improve efficiency and has implemented a number of plans to optimise resources and improve processes. Also, and thanks to progress made in improving credit scoring and the collection process, its bad debt provision remains in the levels of 2008 (3.3% of revenues).
Operating income before depreciation and amortisation (OIBDA) decreased 1.8% year-on-year in local currency to 498 million euros, leaving the OIBDA margin at 37.6%, 1.5 percentage points lower than in the same period of 2008, affected by the larger weighting of new businesses, with lower margin.
CapEx in the first quarter totalled 134 million euros (up 5.1% year-on-year in local currency), mainly driven by broadband and TV, while operating cash flow (OIBDA-CapEx) amounted to 363 million euros (down 4.1% year-on-year in local currency).
ARGENTINA
Argentina’s telecoms market showed a high dynamism in the first quarter of 2009, posting significant revenue growth, underpinned by improved usage ratios and higher customer numbers.
In this context, Telefónica’s customer base increased 6.5% year-on-year to 20.9 million, with significant year-on-year growth in wireless accesses (+9.1% to 15.0 million) and broadband (+24.9% to over 1.1 million).
The Company is achieving solid results with its drive to unlock value in the customer base. This led to significant growth at the wireless business, where the community effect is being leveraged to promote on-net traffic. At the wireline business the Company is fostering bundles penetration, with 49% of customers now having bundled services and 63% of broadband accesses having a Duo offering.
January — March 2009 Results Telefónica 26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The robust operating momentum generated a solid set of financial results. Revenues advanced 20.6% year-on-year in local currency to 690 million euros in the first quarter of 2009, in line with the trend seen in the last quarter of 2008.
At the same time the Company is successfully managing operating costs, with revenue growth feeding into OIBDA. As a result, OIBDA stood at 251 million euros in the first quarter, up 30.8% year-on-year in local currency and outstripping revenue growth by 10.1 percentage points. The OIBDA margin stood at 35.4% (+3.0 percentage points vs. the same period in 2008).
Operating cash flow (OIBDA-CapEx) advanced 47.9% year-on-year in local currency to 205 million euros thanks to the increase in OIBDA and fall in CapEx (-14.2% year-on-year in local currency to 46 million euros).
T. MÓVILES ARGENTINA
The estimated penetration rate of the Argentine wireless business stood at 112% at the end of March 2009, 12 percentage points higher than a year earlier. Sector revenues grew sharply overall, also underpinned by higher usage ratios.
Telefónica managed a total of 15.0 million wireless accesses at the end of March, up 9.1% year-on-year. Net adds totalled 172,794 in the first quarter of 2009, 38.1% more than a year earlier, on a sharp improvement in churn (-0.9 percentage points vs. the first quarter of 2008) to 1.9%.
Traffic in the first quarter stood at 3,485 million minutes (+29.8% vs. the first quarter of 2008) thanks to healthy growth in outgoing minutes (+36.9% year-on-year), boosted by on-net traffic, which advanced 68.4%.
ARPU increased 14.7% in the first quarter in local currency leveraging the strong growth in usage and wireless data business, in line with rates seen in the last quarters of 2008.
First quarter data revenues accounted for 27.7% of service revenues, up 36.1% year-on-year in local currency, with the connectivity and non-SMS data businesses performing especially well. In the first quarter the Company began to market its wireless broadband services more actively.
Revenues totalled 432 million euros, a year-on-year increase of 21.4% in local currency, driven by outgoing revenues (+29.6% vs. the first quarter of 2008). This positive performance and improved efficiency ratios underpinned a 45.7% year-on-year rise in operating income before depreciation and amortisation (OIBDA) to 145 million euros. The OIBDA margin stood at 33.4%, showing a significant advance of 5.6 percentage points vs. the first quarter of 2008.
Operating cash flow (OIBDA-CapEx) amounted to 130 million euros in the quarter, up 48.8% year-on-year in local currency despite increased investment in the period (15 million euros; +23.2% year-on-year in local currency).
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina ended March 2009 with 5.9 million accesses, up 0.4% year-on-year. This rise was driven by the broadband business, where accesses grew by 24.9% year-on-year to over 1.1 million. Net broadband adds totalled 24,038 in the period thanks to improved churn and the ongoing commercial drive. Wireline accesses fell 1.5% year-on-year, affected by the loss of fixed wireless lines.
The commercial performance of the broadband service was underpinned by the bundling strategy and improved service quality. 74% of gross adds in the quarter include a Duo package, with 63% of broadband accesses bundled as part of such a package. Also, the higher speeds made available at the end of 2008 are increasing customer loyalty as the Company now provides a differentiated offering in the market.
Revenues totalled 281 million euros, up 17.4% year-on-year in local currency. The bundling strategy is the cornerstone of revenue growth, leading to an increase in the unit value of the customer base Growth rates picked up compared to 2008, with Internet, TV and content revenue advancing an impressive 50.4% year-on-year in local currency in the first quarter. These now account for 19.8% of total revenues. Solid growth was also posted in traditional wireline revenues, which advanced 8.2% year-on-year in local currency.
January — March 2009 Results Telefónica 27

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The overall increase in prices had virtually the same impact on all operating expense items, which rose 19.3% in local currency in the first quarter. Bad debt provisions totalled 1.7% of revenues, 0.2 percentage points higher than in the first quarter of 2008.
As a result, Telefónica de Argentina’s operating income before depreciation and amortisation (OIBDA) increased 14.3% year-on-year in local currency to 106 million euros, leaving a margin of 33.6%.
First quarter CapEx fell 25.0% in local currency to 31 million euros, permitting a sharp 45.3% increase in operating cash flow (OIBDA-CapEx) in local currency to 76 million euros.
CHILE
Chile has one of the highest penetration rates for telecommunications services in Latin America. Against this backdrop, the Company is focused on increasing unit customer value and optimising efficiency.
At the end of March 2009 Telefónica managed 10.1 million accesses in Chile, up 6.3% year-on-year, thanks to sustained growth in the wireless customer base and a slight increase in wireline accesses, which were affected by the seasonality inherent to the summer period. The Company has 2.1 million wireline telephony accesses, 713,000 broadband accesses and 7.0 million wireless accesses.
Revenues advanced 1.9% in local currency to 452 million euros, impacted by the slowdown of the market and the application of the Tariff Decree from 23 January, which entails a 44.6% reduction in mobile termination rates.
Growth in operating income before depreciation and amortisation (OIBDA) outpaced revenue growth in the first quarter, climbing 4.1% in local currency to 174 million euros. The OIBDA margin grew 0.8 percentage points year-on-year to 38.4% thanks to the increase in the wireless business.
CapEx in the first quarter totalled 65 million euros, 11.8% down in local currency vs. the same period in 2008, thanks to investment carried out in previous years, which allowed reduced investment in 2009 while service quality standards remain high. This underlines the Company’s commitment to cash generation, with operating cash flow (OIBDA-CapEx) in the first quarter rising 16.7% year-on-year in local currency to 109 million euros.
T. MÓVILES CHILE
At the end of March 2009 the estimated penetration rate of the Chilean wireless market exceeded 98%, 6 percentage points higher than in March 2008.
Movistar Chile has cemented its leadership position in terms both of revenues and customer base. Accesses increased by 8.6% year-on-year to 7.0 million at the end of March, of which 98% use GSM technology.
The Company reported net adds of 111,000 accesses in the first quarter, reflecting the slowdown in the market due mainly to lower gross adds (-13.5% year-on-year). Churn performance remained positive and stood at 1.7% in the first quarter of the year, 0.3 percentage points lower than in the same period of 2008, despite the shutdown of the TDMA network at the end of February.
Regarding traffic levels, the Company managed 2,537 million minutes in the first quarter, 10.6% more than in the same period in 2008, thanks to the 14.1% year-on-year rise in outgoing traffic driven by on-net traffic (+18.0% year-on-year).
ARPU in the first quarter fell 7.5% year-on-year in local currency, affected by the application of the new Tariff Decree in January. This entails a 44.6% reduction in mobile termination rates, that led to a 17.1% year-on-year decrease in incoming revenues in local currency in the first quarter. The Company is focused on increasing customer value and is implementing policies to stimulate usage. Particularly noteworthy are the adjustment of the offering for hybrid propositions and the commercial drive centred on the contract segment, with a particular focus on wireless broadband and 3G voice services.
January — March 2009 Results Telefónica 28

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Wireless data revenues rose further, climbing 43.1% in the first quarter in local currency (higher than the 37.8% increase reported for 2008). As a result they now account for 11.4% of the Company’s service revenues (+3.3 percentage points year-on-year).
First quarter revenues totalled 248 million euros, a year-on-year increase of 3.3% in local currency. Outgoing service revenue growth remained strong in the first quarter, rising 7.7% vs. the first quarter of 2008 in local currency, slightly higher than the increase reported in the final quarter of 2008.
Operating income before depreciation and amortisation (OIBDA) advanced 10.3% in local currency thanks to efficiency improvements to reach 97 million euros, leaving an OIBDA margin of 39.0%, 2.5 percentage points higher than at the end of March 2008.
Operating cash flow (OIBDA-CapEx) grew 19.4% year-on-year in local currency to 58 million euros, reflecting the strong OIBDA performance and lower CapEx, which stood at 39 million euros (-0.9% in local currency).
TELEFÓNICA CHILE
At the end of March 2009 Telefónica Chile had 3.1 million accesses, 1.3% higher than the figure reported 12 months earlier. Telefónica achieved 10.0% year-on-year growth in broadband accesses to 713,000, with a stable market share, although a loss of almost 4,000 accesses was recorded in the first quarter, largely due to the slowdown in the market growth and to the traditionally lower commercial activity in the first quarter of the year for seasonal reasons. The number of pay TV accesses advanced 13.4% vs. March 2008 to almost 263,000.
As a result, Telefónica further cemented its position as market leader thanks to its service bundling strategy. A total of 96% of broadband accesses have a bundled product (2P/3P), while 64% of wireline accesses are bundled.
Telefónica Chile’s first quarter revenues fell 1.0% year-on-year in local currency to 222 million euros due to the abovementioned cut in mobile termination rates, which has been translated to fixed to mobile call rates. As a result, wireline telephony revenues dropped 8.2% in local currency, also affected by the fall in wireline accesses (-2.4%) and the decrease in traffic. Noteworthy was the strong performance of Internet, TV and content revenues, which grew 14.3% in local currency and now account for 24.7% of total revenues (+3.3 percentage points vs. January-March 2008).
The Company keeps a tight rein on costs and strives constantly to improve efficiency. Operating expenses remained virtually unchanged from March 2008 (-0.9% year-on-year in local currency) due to the fall in mobile termination rates and lower external service expenses. Bad debt provisions stood at 5.0% of revenues in the first quarter of 2009.
Operating income before depreciation and amortisation (OIBDA) fell 3.1% year-on-year in local currency to 77 million euros. The OIBDA margin stood at 34.7%, 0.7 percentage points lower than in the first quarter of 2008.
CapEx through to March 2009 totalled 26 million euros, down 24.3% in local currency from the same quarter last year, with operating cash flow (OIBDA-CapEx) advancing 13.1% year-on-year in local currency to 51 million euros.
PERU
At the end of March 2009 total accesses managed by Telefónica in Peru were 18.6% higher year-on-year, at over 15.2 million thanks to the significant growth of the wireless customer base (+23.6% year-on-year).
Also noteworthy were the 5.6% year-on-year rise in wireline accesses, the sustained growth in broadband (+21.0% year-on-year) to 719,006 accesses, and the advance in Pay TV accesses to 680,927 (+7.5% year-on-year).
January — March 2009 Results Telefónica 29

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The Company’s financial results continue to show a positive performance, achieving in the first quarter revenues of 429 million euros, up 10.9% in organic6 terms from March 2008 (+9.5% reported). This performance was largely driven by higher wireless, broadband, Pay TV, Data and IT revenues.
Reflecting the ongoing efficiency improvements at the wireless business and the continuous cost control measures implemented by the Company, operating income before depreciation and amortisation (OIBDA) grew 17.6% in organic6 terms (+16.4% reported), outpacing revenue growth, to 160 million euros. Accordingly, the first-quarter OIBDA margin stood at 37.4%, showing an organic6 advance of 2.1 percentage points from March 2008 (+2.2 percentage points reported).
CapEx through to March totalled 18 million euros (-43.2% year-on-year in local currency), leaving operating cash flow (OIBDA-CapEx) at 143 million euros, a noteworthy organic6 year-on-year increase of 35.3% (+33.6% reported).
T. MÓVILES PERÚ
The estimated penetration rate of the Peruvian wireless market stood at 62% at the end of March 2009, a solid year-on-year increase of 10 percentage points.
Telefónica remains market leader at the end of March with over 10.7 million wireless accesses, up 23.6% year-on-year. This growth was driven by the increase in both prepay (+23.5% year-on-year) and contract customers (+24.7% year-on-year).
Churn stood at 3.2% (0.1 percentage points below March 2008) and 1.2 million gross adds were reported in the quarter. Net adds in the period stood at 143,534, with a sharp increase in the contract segment (+16.3% year-on-year). GSM customers accounted for 91% of the total customer base at the end of March (+10 percentage points versus March 2008).
Following the launch of the “Single Tariff” in April 2008, the traffic grew to 2,809 million minutes, a year-on-year increase of 18.4%, showing significant growth rates both in incoming and outgoing traffic. However, ARPU fell in the quarter by 18.1% year-on-year in local currency, affected by the sharp increase of the customer base over the last twelve months and several promotional campaigns, mainly in the prepay segment, associated with the commercial offer that reduced the traffic bundle offered to new customers, increasing handset revenues and reducing wireless service revenues included in ARPU.
Revenues in the first quarter of 2009 totalled 210 million euros, up 21.5% year-on-year in local currency, underpinned by higher wireless service revenues (+5.9% year-on-year in local currency) and wireless handset sales (6.5 times more than in the first quarter of 2008 in local currency). Particularly noteworthy was the solid growth in incoming wireless revenues (+21.2% year-on-year in local currency) underpinned by higher traffic volumes, and the increase in data revenues (+11.3% year-on-year in local currency) which account for 12.1% of wireless service revenues (+0.6 percentage points versus March 2008). Outgoing wireless revenues grew 2.5% year-on-year in local currency impacted by the strong reduction in the traffic bundle given to new prepay customers.
Thanks to revenue growth and the drive to improve efficiency, operating income before depreciation and amortisation (OIBDA) in the quarter jumped 57.2% year-on-year in local currency to 76 million euros, leaving an OIBDA margin of 36.4%, showing a significant advance of 8.3 percentage points versus the first quarter of 2008.
This performance, along with the lower CapEx compared to the same period a year earlier (10 million euros, -46.2% year-on-year in local currency), contributed to the improvement in operating cash flow (OIBDA-CapEx), which more than doubled to 66 million euros (28 million euros in March 2008).

[6]	Assuming constant exchange rates and excluding the results of Medianetworks in 2008.
January — March 2009 Results Telefónica 30

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA DEL PERÚ7
At the end of March 2009 Telefónica del Perú managed a total of 4.5 million accesses, up 7.9% year-on-year. It is noteworthy the 72.8% year-on-year increase in fixed-wireless accesses, to reach 555,452, after recording 69,923 net adds in the quarter. Meanwhile, broadband accesses increased steadily by 21.0% year-on-year to 719,006, following net adds of 20,588 in the quarter. In Pay TV quarterly net adds were 26,390 customers to reach 680,927 accesses.
As a result of the strategy to expand broadband, bundle services and segment the offering, of particular note is the performance of the “IT Workstation” service for corporate and residential customers, the progress made in the digitalisation of premium Pay TV customers in Lima, and the improvement of almost 8 percentage points from year-end 2008 in the percentage of bundled broadband accesses (52% of broadband customers at the end of the quarter).
In organic8 terms, revenues grew 3.7% year-on-year (+1.9% reported) in the quarter to 254 million euros, underpinned by higher Internet, TV and Content revenues (+9.2% organic8) and the sharp rise in Capacity rental, Data and IT revenues (+48.3% in local currency). This growth offsets the lower traditional telephony revenues that, despite being affected by fixed wireless substitution, show a deceleration in its decline thanks to the cut made in public telephony tariffs, which led to a strong growth in traffic. Internet, TV and Content revenues at the end of March account for 30.7% of total revenues (+1.5 percentage points year on year in organic8 terms).
Operating expenses grew 10.8% in organic8 terms versus the same period in 2008 due to higher personnel expenses and especially, the growth in interconnection costs associated to a higher traffic volume in public telephony, and content costs which were negatively affected by exchange rates. Bad debt provisions stood at 2.7% of revenues at the end of March, 1.2 percentage points lower than in March 2008 in organic8 terms.
Operating income before depreciation and amortisation (OIBDA) in the quarter amounted to 89 million euros (+1.0% year-on-year organic8; -0.4% reported), leaving the OIBDA margin at 35.0% (versus 35.9% organic8 in the same period of 2008).
The decline in CapEx in the first quarter of 2009 is to be highlighted (7 million euros, -38.3% in local currency versus the first quarter of 2008), and allows operating cash flow (OIBDA-CapEx) to reach 81 million euros, up 7.1% year-on-year in organic8 terms (+5.3% reported).
Finally, the concession contract awarded by the Ministry of Transport and Communications to Telefónica del Perú was renewed until 2023 in the first quarter of 2009.
COLOMBIA
At the end of March 2009 Telefónica managed 12.6 million accesses in Colombia, up 10.0% year-on-year, underpinned by the increase in wireless (+12.0%), broadband (+74.6%) and Pay TV (+56.5%) accesses.
First-quarter revenues totalled 315 million euros, down 6.2% year-on-year in local currency, due to the decline in wireless revenues and flat wireline revenues.
Thanks to the Company’s drive to maximise efficiency, operating income before depreciation and amortisation (OIBDA) rose 7.0% year-on-year in local currency to 118 million euros, leaving an OIBDA margin of 37.5% with a significant 4.6 percentage point increase versus the same period in 2008, thanks to the sharp improvement at the wireless business.
Operating cash flow (OIBDA-CapEx) jumped 21.8% year-on-year in local currency to 97 million euros, with CapEx falling 30.9% year-on-year in local currency in the quarter to 21 million euros.

[7]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

[8]	Assuming constant exchange rates and excluding the results of Medianetworks in 2008.
January — March 2009 Results Telefónica 31

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
T. MÓVILES COLOMBIA
The estimated penetration rate of the Colombian wireless market stood at 92% in March 2009, an increase of 16 percentage points versus March 2008.
At the end of the quarter the Company managed 9.8 million wireless accesses, up 12.0% year-on-year, with GSM customers representing 93% of the total (+9 percentage points year-on-year).
The commercial activity was maintained in the period versus 2008, recording 1.1 million gross adds in the quarter. Nevertheless, churn picked up to 4.4% in the quarter (+1.1 percentage points year-on-year), due to the prepay segment performance, resulting in a net loss of 157,322 accesses in the period.
Traffic stood at 3,265 million minutes in the quarter, unchanged from the same period in 2008. However, ARPU fell by 18.9% in local currency due to lower outgoing traffic.
At the end of March, revenues amounted to 166 million euros, down 10.5% year-on-year in local currency, due to the decline in service revenues (-6.2% year-on-year in local currency) and lower handset sales (-57.2% in local currency). Data revenues advanced strongly, up 39.0% year-on-year in local currency, and now account for 7.6% of service revenues (+2.5 percentage points year-on-year).
Thanks to ongoing efficiency improvements operating income before depreciation and amortisation (OIBDA) increased by a notable 27.8% year-on-year in local currency to 52 million euros. As a result, the OIBDA margin stood at 31.3% (+9.4 percentage points versus January-March 2008), maintaining the growth trend seen throughout 2008.
Control on costs and CapEx, which fell 72.1% year-on-year in local currency, underpinned a sharp rise in operating cash flow (OIBDA-CapEx), which advanced 69.5% year-on-year in local currency to 49 million euros.
TELEFÓNICA TELECOM
At the end of March, Telefónica Telecom managed a total of 2.8 million accesses, up 3.4% year-on-year. This improvement was driven by an increase in broadband (+74.6% year-on-year) and TV (+56.5% year-on-year) accesses, with quarterly net adds of 22,151 and 3,275 accesses respectively, offsetting the smaller number of wireline accesses due to the fixed-wireless substitution effect (-6.2% year-on-year). The Company is pressing ahead with its bundling strategy, with 73% of wireline accesses and 87% of broadband accesses at the end of March (+20 percentage points year-on-year) being part of a bundle.
First quarter revenues stood at 158 million euros, almost unchanged versus the same period in 2008 (+0.5% in local currency). This performance reflects the success of the broadband access massive extension strategy, which notably boosted Internet, TV and Content revenues (+37.9% year-on-year in local currency) up to now account for 19.0% of total revenues (+5.2 percentage points vs. the same period of 2008). The larger weighting of these revenues and the increase in Capacity rental, Data and IT revenues (+10.8% year-on-year in local currency) offset lower traditional telephony revenues (-8.6% in local currency) due to the smaller wireline telephony customer base.
Operating expenses grew 4.1% year-on-year in local currency in the quarter, mainly due to the higher costs associated with the development of broadband and TV businesses, primarily equipment and content costs — with the latter negatively affected by exchange rate fluctuations- as well as energy and network maintenance costs. Bad debt levels fell slightly versus the first quarter of 2008, with the bad debt provision standing at 2.8% of revenues at the end of March (-0.1 percentage points year-on-year).
As a result, operating income before depreciation and amortisation (OIBDA) stood at 66 million euros in the first quarter, down 5.1% year-on-year in local currency, leaving the OIBDA margin at 42.1%, 2.5 percentage points lower than in March 2008, although in line with the margin recorded in the fourth quarter of 2008 (42.9%).
January — March 2009 Results Telefónica 32

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx through to March 2009 stood at 18 million euros (-5.0% year-on-year in local currency), with operating cash flow (OIBDA-CapEx) declining 5.1% year-on-year in local currency to 48 million euros.
MÉXICO
The growth of the Mexican wireless market slowed in the first quarter vs. the same period in 2008, with an estimated penetration of 72% at the end of March (+8 percentage points vs. March 2008), due to lower commercial activity following the Christmas campaign and the country’s current economic situation.
Telefónica strategy in the first quarter of 2009 focused on continuing to improve operating profitability and implemented fresh cost control measures to deal with the slowdown in market growth. Particularly noteworthy were the progressive reduction in subsidies, the focusing of handset offers on certain models and more stringent credit scoring procedures.
As a result, and also reflecting the benefits of larger scale, first quarter operating income before depreciation and amortisation (OIBDA) jumped 61.4% year-on-year in local currency to 104 million euros, with a 9.8 percentage point improvement in the OIBDA margin to 28.8%. Despite the higher investment associated with the ongoing expansion of network capacity, operating cash flow (OIBDA-CapEx) stood at 69 million euros, up an outstanding 41.3% in local currency vs. the same period in 2008.
Telefónica’s wireless customer base in Mexico at the end of March 2009 totalled 15.5 million, an increase of 17.0% vs. March 2008 and bringing the total number of customers to 15.7 million (+17.9% vs. March 2008). Its estimated market share improved to above 19.5%, with an improvement in both its share of revenues and of customer base.
Recent commercial initiatives leading to an improvement in the Company’s competitive position include segmented promotions based on customer top-up histories, complementing the Movistar plan 1,2,3, and the relaunch of the offer of free calls to to certain numbers for the prepay segment. These initiatives, along with actions aimed at bolstering customer loyalty, helped achieve 1.4 million gross adds in the first quarter of 2009 (vs. 1.7 million in the same period a year earlier) and to maintain churn at a similar level (2.6%). Net wireless adds in the first quarter of 2009 stood at 187,128. Telefónica’s churn remains the benchmark in the Mexican market.
With regard to usage, traffic in the first quarter of 2009 stood at 5,378 million minutes, in line with the same quarter in 2008 (-1.6%) and affected by lower outgoing traffic (-5.1% year-on-year) resulting from lower incentives for traffic in the current commercial offering vs. the first quarter of 2008 and optimisation of usage by customers. This was reflected in ARPU, which fell 9.7% year-on-year in local currency.
The growth of the customer base and higher data revenues (+40.9% in local currency vs. March 2008) underpinned the sharp growth in service revenues (+16.7% in local currency, more than 2.5 times the growth in total revenues). Particularly noteworthy was the growth in outgoing revenues (+9.1% in local currency vs. March 2008). By contrast, handset sales fell by 46.6% due to the lower commercial activity. As a result, revenues increased by 6.5% year-on-year in local currency to 359 million euros.
VENEZUELA
The Venezuelan wireless market remained buoyant in the first quarter of 2009 with an estimated penetration rate of 103%, up 16 percentage points from March 2008 and one of the highest rates in the region.
Telefónica’s Venezuelan businesses performed extremely well in the quarter, with the Company achieving a solid set of commercial results (commercial activity increased compared with January-March 2008) and financial results, underpinned by growth in service revenues and improved profitability.
The Company continued to focus on capturing the solid market growth and the development of its product portfolio (including its nationwide pay TV service via DTH satellite technology and 3G wireless broadband service) while improving efficiency via more stringent credit scoring procedures, segmented promotions for contract customers and lower handset subsidies and advertising costs. As a result wireless gross adds grew significantly in the first quarter (+15.5% vs. the same period a year earlier) and churn was reduced to 2.1% (-0.7 percentage points).
January — March 2009 Results Telefónica 33

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica Móviles Venezuela had 12.0 million total accesses at the end of March (+15.8% vs. March 2008), a rise underpinned by the 14.7% increase in wireless customers to 10.7 million and the sharp growth in fixed wireless accesses (+23.8%). The GSM customer base now accounts for 57% of the total, an increase of 16 percentage points vs. March 2008.
Traffic stood at 3,767 million minutes (+7.4% vs. January-March 2008) thanks to the increase in incoming and outgoing traffic. As a result, ARPU jumped 22.0% in local currency vs. the first quarter of 2008.
Revenues advanced by a solid 34.5% year-on-year in local currency to 883 million euros, driven by a sharp increase in service revenues (+33.3% in local currency), marking faster growth than in the prior quarter (+27.7% in the fourth quarter of 2008) and continuing to outpace growth of the customer base. Particularly noteworthy was the solid performance of outgoing revenues, which grew 40.4% year-on-year in local currency.
Operating income before depreciation and amortisation (OIBDA) totalled 463 million euros, up 47.3% year-on-year in local currency, underpinned by higher revenues, commercial savings and lower interconnection costs. The OIBDA margin stood at 52.4%, up 4.5 percentage points from the first quarter of 2008.
Operating cash flow (OIBDA-CapEx) increased by 45.7% in local currency vs. January-March 2008 to 407 million euros despite higher CapEx vs. the first quarter of 2008 (+59.8% in local currency) due to the rollout of the GSM and 3G network and satellite pay TV service.
CENTRAL AMERICA
The estimated wireless penetration rate in Central America stood at around 80% at the end of March 2009, with a slowdown in commercial activity during the first quarter of the year similar to that reported in the previous quarter.
In this context, gross adds in the first three months of 2009 maintained a positive performance, though net adds were -68,662, impacted by the evolution in El Salvador, where the market as a whole is estimated to have recorded negative growth in the quarter.
At the end of March 2009 Telefónica managed 6.1 million accesses in the region, up 6.9% year-on-year, with a noteworthy positive evolution reported in Panamá (+23.3% year-on-year) and Nicaragua (+16.0%).
In a slowing down environment, the Company is focused on maximising cash flow, pushing to increase commercial efficiency through a more selective customer acquisition policy and trough a significant effort to contain costs across all areas. As a result, operating income before depreciation and amortisation (OIBDA) in the first quarter of 2009 advanced 14.9% year-on-year in constant currency to 63 million euros despite the lower revenues, that reached 150 million euros (-3.8% year-on-year in constant currency). The OIBDA margin reached 41.8%, 6.8 percentage points higher than in March 2008.
CapEx in the first quarter of 2009 stood at 3 million euros compared with 2 million euros in the same period in 2008, with operating cash flow (OIBDA-CapEx) advancing by a solid 14.7% year-on-year in constant currency to 60 million euros.
ECUADOR
The Ecuadorian wireless market maintained in the first quarter the growth trend seen in 2008, with an estimated penetration rate of 81% at the end of March (up 9 percentage points compared to March 2008).
In this context, Telefónica Móviles Ecuador reported 48,285 net adds in the quarter, reaching 3.3 million accesses at the end of March 2009 (+18.1% year-on-year), underpinned by churn contention (3.1%, down 0.5 percentage points from the same period a year earlier).
January — March 2009 Results Telefónica 34

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Particularly noteworthy was the increase in GSM services, with 87% of customers now using this technology (+10 percentage points compared to 2008).
Additional to the growth of the client base, traffic rose sharply (+52.7% year-on-year), with significant increase in both outgoing — driven by commercial campaigns aimed at encouraging top ups and usage — and incoming traffic. ARPU rose slightly 1.0% year-on-year in local currency in the first quarter of the year.
First quarter revenues advanced 8.7% in local currency to 87 million euros, underpinned by higher service revenues (+17.1% in local currency), which maintained the solid growth seen throughout 2008 and particularly by the strong outgoing revenue growth (+27.0% in local currency vs. the first quarter of 2008).
The Company continued to strive to improve operating efficiency, achieving 46.2% year-on-year growth in operating income before depreciation and amortisation (OIBDA) in local currency to 27 million euros and leaving an OIBDA margin of 31.7% (an increase of 8.1 percentage points vs. the same quarter in 2008).
Operating cash flow (OIBDA-CapEx) stood at 22 million euros, up by a solid 48.8% year-on-year in local currency despite the increase in CapEx (5 million euros, +35.6% year-on-year in local currency).
January — March 2009 Results Telefónica 35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)

	2008				2009
	March	June	September	December	March	% Chg y-o-y

Final Clients Accesses	137,612.4	147,845.8	153,060.9	158,200.1	159,401.5	15.8
Fixed telephony accesses (1)	25,595.4	25,757.6	25,758.2	25,644.5	25,517.1	(0.3)
Internet and data accesses	7,099.9	7,275.1	7,572.4	7,629.8	7,611.1	7.2
Narrowband (2)	1,752.9	1,635.3	1,587.9	1,445.8	1,306.4	(25.5)
Broadband (3) (4)	5,237.2	5,525.8	5,875.7	6,067.0	6,208.9	18.6
Other (5)	109.8	114.0	108.8	117.0	95.8	(12.7)
Mobile accesses (6)	103,676.7	113,459.6	118,269.8	123,385.2	124,658.3	20.2
Pre-Pay	85,634.0	93,527.9	97,713.7	102,329.7	103,333.4	20.7
Contract	18,042.7	19,931.7	20,556.1	21,055.5	21,324.9	18.2
Pay TV	1,240.4	1,353.6	1,460.5	1,540.5	1,615.1	30.2

Wholesale Accesses	56.0	57.6	69.6	59.0	58.5	4.5

Total Accesses	137,668.4	147,903.4	153,130.5	158,259.0	159,460.0	15.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.

(6)	Includes accesses of Telemig from April 2008.
TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Revenues	5,403	5,158	4.8
Internal exp capitalized in fixed assets	23	22	5.8
Operating expenses	(3,372)	(3,296)	2.3
Other net operating income (expense)	31	(1)	C.S.
Gain (loss) on sale of fixed assets	(4)	(5)	(16.1)
Impairment of goodwill and other assets	—	(0)	C.S.
Operating income before D&A (OIBDA)	2,081	1,877	10.9
OIBDA Margin	38.5%	36.4%	2.1	P.P.
Depreciation and amortization	(881)	(891)	(1.2)
Operating income (OI)	1,200	986	21.7

Note:

•	OIBDA and OI before management and brand fees.

•	Starting April 2008, Vivo’s consolidation perimeter includes Telemig.
January — March 2009 Results Telefónica 36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2008				2009
	March	June	September	December	March	% Chg y-o-y

BRAZIL
Final Clients Accesses	49,906.5	56,098.3	58,165.3	60,704.9	61,332.8	22.9
Fixed telephony accesses (1)	11,931.9	11,893.5	11,860.7	11,661.9	11,578.3	(3.0)
Internet and data accesses	3,369.3	3,423.1	3,601.9	3,625.8	3,610.7	7.2
Narrowband	1,133.6	1,055.2	1,079.2	996.4	882.9	(22.1)
Broadband (2)	2,167.7	2,297.1	2,458.3	2,557.8	2,659.2	22.7
Other (3)	68.0	70.8	64.4	71.6	68.6	0.8
Mobile accesses (4)	34,323.0	40,434.8	42,276.6	44,945.0	45,641.5	33.0
Pre-Pay	27,849.8	32,689.9	34,161.5	36,384.0	36,847.3	32.3
Contract	6,473.2	7,745.0	8,115.1	8,561.0	8,794.1	35.9
Pay TV	282.3	346.9	426.1	472.2	502.4	77.9

Wholesale Accesses	34.1	35.0	47.1	34.1	34.9	2.3

Total Accesses	49,940.5	56,133.3	58,212.4	60,739.1	61,367.7	22.9

ARGENTINA
Final Clients Accesses	19,587.3	19,999.2	20,533.4	20,717.0	20,856.7	6.5
Fixed telephony accesses (1)	4,664.2	4,656.1	4,599.0	4,603.1	4,592.3	(1.5)
Fixed wireless	98.1	90.1	13.2	22.4	26.0	(73.4)
Internet and data accesses	1,168.3	1,234.6	1,281.6	1,284.3	1,262.0	8.0
Narrowband	264.5	249.4	215.9	182.8	156.0	(41.0)
Broadband (2)	885.3	966.4	1,046.2	1,082.0	1,106.0	24.9
Other (3)	18.5	18.9	19.5	19.5	0.0	(100.0)
Mobile accesses	13,754.8	14,108.4	14,652.7	14,829.6	15,002.4	9.1
Pre-Pay	8,865.6	9,003.9	9,473.6	9,687.6	9,889.2	11.5
Contract	4,889.2	5,104.6	5,179.0	5,142.0	5,113.2	4.6

Wholesale Accesses	9.4	9.8	10.1	10.0	9.5	0.3

Total Accesses	19,596.8	20,009.0	20,543.4	20,726.9	20,866.1	6.5

CHILE
Final Clients Accesses	9,482.8	9,709.4	9,816.7	10,002.7	10,078.5	6.3
Fixed telephony accesses (1)	2,140.1	2,148.1	2,134.6	2,121.0	2,088.5	(2.4)
Internet and data accesses	679.1	709.3	728.7	743.8	741.3	9.2
Narrowband	22.1	20.7	19.7	18.7	20.1	(9.2)
Broadband (2)	648.1	679.8	700.2	716.6	712.8	10.0
Other (3)	8.8	8.8	8.8	8.6	8.5	(4.2)
Mobile accesses	6,432.0	6,611.3	6,702.6	6,875.0	6,986.0	8.6
Pre-Pay	4,797.1	4,850.0	4,856.3	4,956.0	5,030.6	4.9
Contract	1,634.9	1,761.3	1,846.3	1,919.0	1,955.3	19.6
Pay TV	231.6	240.8	250.9	263.0	262.8	13.4

Wholesale Accesses	12.1	12.4	12.0	11.5	10.5	(13.1)

Total Accesses	9,494.9	9,721.8	9,828.8	10,014.3	10,089.1	6.3

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes accesses of Telemig from April 2008.
January — March 2009 Results Telefónica 37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2008				2009
	March	June	September	December	March	% Chg y-o-y

PERU
Final Clients Accesses	12,839.9	13,542.8	14,300.9	14,982.6	15,221.8	18.6
Fixed telephony accesses (1)	2,867.7	2,893.1	2,941.5	2,986.5	3,029.3	5.6
Fixed wireless	321.4	349.2	412.0	485.5	555.5	72.8
Internet and data accesses	639.4	672.4	703.3	728.9	755.4	18.1
Narrowband	33.9	34.1	21.5	17.7	22.5	(33.6)
Broadband (2)	594.2	626.8	669.8	698.4	719.0	21.0
Other (3)	11.2	11.5	11.9	12.8	13.8	23.3
Mobile accesses	8,699.4	9,324.0	10,010.1	10,612.7	10,756.2	23.6
Pre-Pay	7,826.1	8,411.1	9,036.7	9,575.2	9,667.4	23.5
Contract	873.3	912.9	973.4	1,037.5	1,088.9	24.7
Pay TV	633.4	653.2	646.0	654.5	680.9	7.5

Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	8.5

Total Accesses	12,840.3	13,543.2	14,301.3	14,983.0	15,222.3	18.6

COLOMBIA
Final Clients Accesses	11,484.3	12,116.7	12,516.9	12,800.5	12,625.5	9.9
Fixed telephony accesses (1)	2,396.7	2,349.9	2,320.4	2,299.2	2,247.2	(6.2)
Internet and data accesses	240.0	295.7	357.0	395.9	427.0	77.9
Narrowband	0.3	0.3	0.3	0.3	8.9	N.M.
Broadband (2)	238.3	294.0	355.1	393.9	416.0	74.6
Other (3)	1.3	1.5	1.6	1.7	2.0	51.4
Mobile accesses	8,754.5	9,358.5	9,702.0	9,963.1	9,805.8	12.0
Pre-Pay	6,931.7	7,506.0	7,959.7	8,327.3	8,206.1	18.4
Contract	1,822.8	1,852.5	1,742.2	1,635.8	1,599.6	(12.2)
Pay TV	93.0	112.6	137.5	142.3	145.6	56.5

Wholesale Accesses	0.0	0.0	0.0	2.9	3.2	N.M.

Total Accesses	11,484.3	12,116.7	12,516.9	12,803.4	12,628.7	10.0

MEXICO
Mobile accesses	13,258.6	14,114.2	14,662.0	15,330.6	15,517.7	17.0
Pre-Pay	12,492.6	13,288.9	13,779.2	14,432.4	14,623.0	17.1
Contract	766.0	825.4	882.8	898.1	894.7	16.8
Fixed wireless	47.7	62.5	99.4	133.6	167.9	N.M.
Total Accesses	13,306.3	14,176.7	14,761.3	15,464.2	15,685.6	17.9

VENEZUELA
Mobile accesses	9,311.1	9,841.2	10,280.2	10,584.0	10,679.5	14.7
Pre-Pay	8,771.8	9,238.5	9,659.7	9,970.7	10,070.2	14.8
Contract	539.3	602.7	620.5	613.3	609.3	13.0
Fixed wireless	1,043.6	1,242.5	1,281.8	1,312.8	1,291.5	23.8
Pay TV	0.0	0.0	0.0	8.5	23.4	N.M.
Total Accesses	10,354.7	11,083.8	11,562.0	11,905.3	11,994.4	15.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — March 2009 Results Telefónica 38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2008				2009
	March	June	September	December	March	% Chg y-o-y

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	419.3	429.2	435.2	437.2	441.1	5.2
Fixed Wireless	272.4	281.4	276.7	278.7	288.7	6.0
Internet and data accesses	20.9	20.1	19.3	18.4	17.6	(15.8)
Broadband (3)	19.1	18.2	17.3	16.5	15.6	(18.1)
Other (4)	1.9	1.8	1.9	1.9	2.0	8.1
Mobile accesses	5,256.6	5,530.2	5,665.8	5,702.0	5,630.2	7.1
Pre-Pay	4,881.7	5,152.1	5,281.6	5,315.3	5,242.7	7.4
Contract	375.0	378.1	384.1	386.7	387.5	3.3
Total Accesses	5,696.9	5,979.5	6,120.2	6,157.6	6,089.0	6.9

ECUADOR
Mobile accesses	2,675.8	2,862.2	2,957.4	3,122.5	3,179.2	18.8
Pre-Pay	2,251.9	2,406.4	2,491.5	2,650.5	2,711.6	20.4
Contract	423.9	455.8	465.9	472.0	467.6	10.3
Fixed Wireless	83.6	82.7	85.5	89.4	81.0	(3.1)
Total Accesses	2,759.4	2,944.9	3,042.9	3,211.9	3,260.2	18.1

URUGUAY
Mobile accesses	1,210.8	1,274.7	1,360.6	1,420.7	1,459.9	20.6
Pre-Pay	965.8	981.3	1,013.8	1,030.6	1,045.4	8.2
Contract	245.0	293.5	346.7	390.1	414.5	69.2
Total Accesses	1,210.8	1,274.7	1,360.6	1,420.7	1,459.9	20.6

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.
January — March 2009 Results Telefónica 39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA: WIRELESS BUSINESS
SELECTED OPERATING DATA BY COUNTRY
Unaudited figures

	2008				2009
	Q1	Q2	Q3	Q4	Q1	% Chg y-o-y Local Cur

BRAZIL (1)
Traffic (Million minutes)	7,593	11,013	10,951	10,990	10,344	36.2
ARPU (EUR)	11.7	10.9	12.0	10.0	9.0	(10.3)

ARGENTINA
Traffic (Million minutes)	2,684	3,158	3,426	3,673	3,485	29.8
ARPU (EUR)	7.9	8.1	8.9	9.8	9.3	14.7

CHILE
Traffic (Million minutes)	2,294	2,379	2,447	2,583	2,537	10.6
ARPU (EUR)	13.5	12.2	11.7	11.7	11.0	(7.5)

PERU
Traffic (Million minutes)	2,372	2,373	2,550	2,745	2,809	18.4
ARPU (EUR)	6.4	5.8	5.9	6.1	5.5	(18.1)

COLOMBIA
Traffic (Million minutes)	3,250	3,215	3,518	3,585	3,265	0.4
ARPU (EUR)	7.3	7.3	6.6	6.2	5.4	(18.9)

MEXICO
Traffic (Million minutes)	5,465	6,024	5,351	5,591	5,378	(1.6)
ARPU (EUR)	8.6	8.2	8.2	7.9	6.7	(9.7)

VENEZUELA
Traffic (Million minutes)	3,508	3,718	3,809	3,958	3,767	7.4
ARPU (EUR)	15.1	15.3	16.7	20.3	21.0	22.0

CENTRAL AMERICA
Traffic (Million minutes)	1,779	1,892	1,779	1,724	1,690	(5.0)
ARPU (EUR)	7.8	7.0	7.1	7.9	7.5	(14.0)

ECUADOR
Traffic (Million minutes)	525	647	759	869	802	52.7
ARPU (EUR)	6.3	6.3	6.7	7.4	7.3	1.0

URUGUAY
Traffic (Million minutes)	292	374	514	643	616	110.7
ARPU (EUR)	8.3	8.1	8.5	8.7	8.9	5.0

(1)	Includes Telemig from April 2008.

Notes:

•	ARPU calculated as a monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — March 2009 Results Telefónica 40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg		% Chg y-o-y Local Cur

BRAZIL
Revenues	1,898	2,040	(7.0)		7.8
OIBDA	700	777	(9.8)		4.4
OIBDA margin	36.9%	38.1%	(1.2	P.P.)
CapEx	221	196	13.0		30.8
OpCF (OIBDA-CapEx)	479	581	(17.5)		(4.4)
Vivo (1)
Revenues	676	644	4.9		21.6
OIBDA	203	190	6.7		23.6
OIBDA margin	30.0%	29.5%	0.5	P.P.
CapEx	87	47	82.3		111.2
OpCF (OIBDA-CapEx)	116	143	(18.5)		(5.5)
Telesp
Revenues	1,323	1,500	(11.8)		2.2
OIBDA	498	587	(15.2)		(1.8)
OIBDA margin	37.6%	39.1%	(1.5	P.P.)
CapEx	134	148	(9.3)		5.1
OpCF (OIBDA-CapEx)	363	438	(17.2)		(4.1)

ARGENTINA
Revenues	690	560	23.3		20.6
OIBDA	251	188	33.7		30.8
OIBDA margin (2)	35.4%	32.4%	3.0	P.P.
CapEx	46	52	(12.3)		(14.2)
OpCF (OIBDA-CapEx)	205	136	51.3		47.9
T. Moviles Argentina
Revenues	432	348	24.1		21.4
OIBDA	145	97	49.0		45.7
OIBDA margin	33.4%	27.8%	5.6	P.P.
CapEx	15	12	26.0		23.2
OpCF (OIBDA-CapEx)	130	85	52.1		48.8
Telefónica de Argentina
Revenues	281	234	20.1		17.4
OIBDA	106	91	16.8		14.3
OIBDA margin (2)	33.6%	33.6%	0.0	P.P.
CapEx	31	40	(23.3)		(25.0)
OpCF (OIBDA-CapEx)	76	51	48.6		45.3

CHILE
Revenues	452	505	(10.5)		1.9
OIBDA	174	190	(8.6)		4.1
OIBDA margin	38.4%	37.6%	0.8	P.P.
CapEx	65	84	(22.5)		(11.8)
OpCF (OIBDA-CapEx)	109	106	2.5		16.7
T. Móviles Chile
Revenues	248	274	(9.3)		3.3
OIBDA	97	100	(3.1)		10.3
OIBDA margin	39.0%	36.5%	2.5	P.P.
CapEx	39	45	(12.9)		(0.9)
OpCF (OIBDA-CapEx)	58	55	4.9		19.4
Telefónica Chile
Revenues	222	256	(13.1)		(1.0)
OIBDA	77	91	(14.9)		(3.1)
OIBDA margin	34.7%	35.4%	(0.7	P.P.)
CapEx	26	39	(33.5)		(24.3)
OpCF (OIBDA-CapEx)	51	51	(0.6)		13.1

Note: OIBDA is presented before management and brand fees.

(1)	50% of Vivo. Includes Telemig from April 2008.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — March 2009 Results Telefónica 41

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg		% Chg y-o-y Local Cur

PERU
Revenues	429	376	14.1		9.5
OIBDA	160	132	21.4		16.4
OIBDA margin	37.4%	35.1%	2.2	P.P.
CapEx	18	30	(40.8)		(43.2)
OpCF (OIBDA-CapEx)	143	103	39.3		33.6
T. Móviles Perú
Revenues	210	166	26.7		21.5
OIBDA	76	47	63.8		57.2
OIBDA margin	36.4%	28.2%	8.3	P.P.
CapEx	10	18	(43.9)		(46.2)
OpCF (OIBDA-CapEx)	66	28	133.3		123.8
Telefónica del Perú (1)
Revenues	254	239	6.2		1.9
OIBDA	89	85	3.8		(0.4)
OIBDA margin	35.0%	35.8%	(0.8	P.P.)
CapEx	7	11	(35.7)		(38.3)
OpCF (OIBDA-CapEx)	81	74	9.8		5.3

COLOMBIA
Revenues	315	368	(14.3)		(6.2)
OIBDA	118	121	(2.2)		7.0
OIBDA margin	37.5%	32.9%	4.6	P.P.
CapEx	21	34	(36.8)		(30.9)
OpCF (OIBDA-CapEx)	97	87	11.3		21.8
T. Móviles Colombia
Revenues	166	203	(18.2)		(10.5)
OIBDA	52	44	16.8		27.8
OIBDA margin	31.3%	21.9%	9.4	P.P.
CapEx	3	13	(74.5)		(72.1)
OpCF (OIBDA-CapEx)	49	31	54.9		69.5
Telefónica Telecom
Revenues	158	171	(8.1)		0.5
OIBDA	66	76	(13.2)		(5.1)
OIBDA margin	42.1%	44.6%	(2.5	P.P.)
CapEx	18	21	(13.2)		(5.0)
OpCF (OIBDA-CapEx)	48	56	(13.3)		(5.1)

MEXICO (T. Móviles Mexico)
Revenues	359	390	(7.8)		6.5
OIBDA	104	74	39.8		61.4
OIBDA margin	28.8%	19.0%	9.8	P.P.
CapEx	34	17	96.6		127.0
OpCF (OIBDA-CapEx)	69	57	22.4		41.3

VENEZUELA (T. Móviles Venezuela)
Revenues	883	571	54.6		34.5
OIBDA	463	274	69.2		47.3
OIBDA margin	52.4%	47.9%	4.5	P.P.
CapEx	55	30	83.6		59.8
OpCF (OIBDA-CapEx)	407	243	67.5		45.7

CENTRAL AMERICA (2)
Revenues	150	138	8.7		(3.8)
OIBDA	63	48	29.7		14.9
OIBDA margin	41.8%	35.0%	6.8	P.P.
CapEx	3	2	29.3		18.6
OpCF (OIBDA-CapEx)	60	46	29.7		14.7

ECUADOR (T. Móviles Ecuador)
Revenues	87	69	24.9		8.7
OIBDA	27	16	68.0		46.2
OIBDA margin	31.7%	23.6%	8.1	P.P.
CapEx	5	3	55.8		35.6
OpCF (OIBDA-CapEx)	22	13	71.0		48.8

Note: OIBDA is presented before management and brand fees.

(1)	Telefónica del Perú includes Cable Mágico.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — March 2009 Results Telefónica 42

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg		% Chg y-o-y Local Cur

URUGUAY (T. Móviles Uruguay)
Revenues	44	34	30.9		28.1
OIBDA	16	11	36.8		33.9
OIBDA margin	35.3%	33.8%	1.5	P.P.
CapEx	4	5	(30.9)		(32.4)
OpCF (OIBDA-CapEx)	12	6	92.9		88.8

TIWS
Revenues	91	76	19.7		12.2
OIBDA	21	26	(16.0)		(25.5)
OIBDA margin	23.7%	33.7%	(10.1	P.P.)
CapEx	2	3	(37.7)		(45.8)
OpCF (OIBDA-CapEx)	20	23	(13.4)		(23.0)

Note: OIBDA is presented before management and brand fees.
January — March 2009 Results Telefónica 43

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Telefónica Europe produced strong financial performance in the first quarter of 2009 in an increasingly tough trading environment, maintaining market momentum while delivering on cash generation as a result of an ongoing efficiency programme and an increasingly rebalanced portfolio.
At the end of March 2009 Telefónica Europe’s total customer base reached 46.7 million (+9.0% year-on-year). Mobile customer net additions for the quarter were 453,679, reaching a total mobile customer base of 41.9 million (+7.7% year-on-year). This highlights a strong performance in the contract segment (+12.1% year-on-year) built on propositions around flat rates, SIM-only and mobile broadband, as well as successful retention activities across markets.
Revenues in the first quarter of 2009 continued to show resilient year-on-year growth of 4.0% in constant currency to reach 3,245 million euros, underpinned by Telefónica O2 UK’s solid year-on-year total revenue growth of 7.0% in local currency, as well as 3.6% growth at Telefónica O2 Germany, compensating declines in Ireland and the Czech Republic.
Operating income before depreciation and amortization (OIBDA) in the first quarter recorded a significant 7.0% year-on-year growth in constant currency, totalling 883 million euros. This was mainly driven by a strong performance in the UK, an increase in efficiency in Germany, and the proceeds from real estate disposals of 13 million euros, principally in the Czech Republic. OIBDA margin in the first quarter of 2009 improved 0.8 percentage points over the same period of 2008 in constant currency terms.
Reported revenues and OIBDA for the first quarter showed a year-on-year decline of 6.6% and 3.2%, respectively, with the OIBDA margin increasing 0.9 percentage points year-on-year to reach 27.2%, mainly impacted by British Sterling and Czech Koruna depreciations in the period.
Operating cash flow (OIBDA-CapEx) totalled 527 million euros, a significant increase of 11.7% year-on-year in constant currency, reflecting strong OIBDA generation and CapEx evolution (+0.4% year-on-year in constant currency due to higher level of investments in Germany and the Czech Republic which should not be considered to be a trend for the year).
TELEFÓNICA O2 UK
In the first quarter of 2009 Telefónica O2 UK continued to outperform in a slower market, achieving record levels of contract churn and obtaining market leading customer satisfaction indicators across all segments while delivering on ongoing efficiency programmes.
Net mobile additions in the first quarter reached 141,753, 2.5 times the figure registered in the same period last year, ending March 2009 with a total mobile customer base of 20.41 million lines (excluding Tesco Mobile). This represents a 7.0% year-on-year growth achieved through innovative propositions in the quarter such as new Simplicity tariffs, new Business tariffs, DSL promotions and new contract and prepay mobile broadband tariffs.
After adding 286,267 contract customers in the first quarter of 2009 (+18.4% year-on-year), contract customers made up 42.6% of the total base at the end of March (40.3% in March 2008). This positive performance was due to prepay to contract migrations, a broader range of “Simplicity” propositions, strong mobile broadband connections and continued success of high-end devices (including the iPhone and Blackberry handsets).

[1]
As of Dec. 31st 2007, M2M lines have been included in the customer base, thus reported ARPU and churn figures have been revised accordingly. As a result the customer base at the end of March 2009 includes 836 thousand M2M lines.

January — March 2009 Results Telefónica 44

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
The evolution of the prepay base was mainly impacted by the above mentioned prepay to contract migration activity, as well as the seasonal disconnections after Christmas. Propositions such as “Unlimited” and “Top up Surprises” are helping to retain customers in this segment.
The strong performance in contract churn continued in the first quarter with a year-on-year reduction of 0.2 percentage points in the quarter to reach 1.2%. This reflects the customer centric approach of the Company resulting in market leading satisfaction levels. Total churn for the quarter was 2.8%, down 0.1 percentage points year-on-year.
In terms of usage, traffic carried in the first quarter of 2009 grew 17.5% to over 12,798 million minutes; with prepay customers increasing usage on propositions such as Unlimited, while contract customers continued optimising their voice bundle utilisation.
Voice ARPU showed a year-on-year decline of 6.3% in local currency, due to the continued uptake of customer propositions, such as Simplicity, which better fit customers’ current expectations with reduced acquisition costs, as well as the optimising behaviour of customers when using voice bundles. Outgoing roaming activity in the quarter also reduced with the economic environment impacting travel abroad.
Data ARPU continued to grow in the first quarter of 2009, with a year-on-year increase in local currency of 1.5%. This was mainly driven by an increase in the number of mobile broadband connections, as well as the continued success of data bolt-ons. This was partially offset by a decline in SMS ARPU due to the optimising behaviour of customers and the voluntary reduction of mobile termination rates. Data revenues increased 8.4% year-on-year in local currency in the first quarter of the year with non P2P-SMS data revenues increasing 42.2% year-on-year in local currency.
As a result, Telefónica O2 UK’s total ARPU in the first quarter of 2009 showed a 3.6% year-on-year decline in local currency.
Telefónica O2 UK’s DSL broadband service added 63,618 lines in the first quarter of 2009, leaving the total fixed broadband customer base at 404,484 lines at the end of March.
Revenues for the first quarter were 1,563 million euros, a solid increase of 7.0% year-on-year in local currency, mainly driven by mobile service revenue growth of 5.2% year-on-year in local currency, which amounted to 1,422 million euros. As expected, revenue growth from handset sales was lower than in the previous quarter due to the phasing of handset shipments for Christmas.
Operating income before depreciation and amortization (OIBDA) totalled 376 million euros in the first quarter of 2009, a 6.9% year-on-year growth in local currency, leveraging on optimisation of customer investment costs (market leading churn and increased proportion of SIM-only customers), continued operational efficiencies in non-commercial costs, as well as improved contribution from the DSL business. The Company kept momentum in the market with focused commercial campaigns in the quarter and as a result, OIBDA margin for the quarter was 24.1%, flat over the same quarter of last year.
Operating cash flow (OIBDA-CapEx) for the quarter totalled 252 million euros, a significant increase of 31.5% year-on-year in local currency. This reflected strong OIBDA performance and CapEx reduction of 22.5% year-on-year in local currency to total 124 million euros.
TELEFÓNICA O2 GERMANY
Following the trend initiated in previous quarters, Telefónica O2 Germany continued to get demonstrable benefits from building the foundations of the business, such as more use of direct channels. Furthermore, the new customer proposition around “O2 o”, launched at the beginning of May, has been developed to drive momentum in the German market.
Telefónica O2 Germany’s mobile customer base reached 14.5 million at the end of March, 2009 (+11.5% year-on-year). In the first quarter it is worth highlighting mobile contract net additions of 118,225, an increase of 37.6% over the previous quarter, backed on the new commercial approach with continued success of customer propositions around the Handy Flat rate and mobile broadband. In the first quarter of 2009, contract customers represented 48.8% of the base (49.5% at the end of March, 2008).
January — March 2009 Results Telefónica 45

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
In the first quarter of 2009, churn rate increased 0.4 percentage points year-on-year to 2.1%, with the Company focusing on retention of high value customers.
Traffic carried in the first quarter of 2009 decreased 0.9% year-on-year to 5,555 million minutes, but represented a 1.9% growth over the previous quarter. This is primarily due to contract customers optimising usage within the bundle, as well as fewer promotions in prepay versus the first quarter of 2008.
Voice ARPU for the first quarter was 11.2 euros (-12.6% year-on-year), mainly as a result of the migration process to new value tariffs that was developed throughout 2008, and the increase of customers from partner brands in the base.
Data ARPU for the first quarter was 4.7 euros (-4.9% year-on-year), due to the impact on SMS usage from the introduction of better value tariffs and flat rate voice promotions. Data revenues increased 6.9% year-on-year in the first quarter with non P2P-SMS data revenues increasing 26.2% year-on-year in the first quarter, mainly driven by growth in mobile broadband “Surfsticks”.
Total ARPU for the first quarter was 15.9 euros (-10.5% year-on-year), impacted by declines in voice and data ARPUs in the quarter.
In the first quarter of 2009, 16,895 O2 DSL customers were added to reach a total customer base of 231,678 at the end of March, an improvement over the fourth quarter of 2008. Telefónica Deutschland reported 1.4 million ULL lines in total at the end of March, 2009 (+71.4% year-on-year).
Revenues totalled 886 million euros in the first quarter of 2009 (+3.6% year-on-year), with sustained growth of mobile service revenues (695 million euros, up 0.6% year-on-year) and increased contribution from wholesale fixed broadband revenues (113 million euros, +15.3% year-on-year).
Operating income before depreciation and amortization (OIBDA) for the first quarter totalled 202 million euros, a strong 24.2% year-on-year growth, improving margin by 3.8 percentage points to 22.8%. This performance is a result of the increased own mobile network coverage, improved distribution network, enhanced profitability of the fixed broadband wholesale business, as well as the new commercial approach introduced in the fourth quarter, which significantly reduced acquisition and retention costs.
CapEx amounted to 184 million euros in the first quarter, 34.7% higher year-on-year. This reflects the continuation of the infrastructure network rollout and the acceleration of the distribution network. This year-on-year increase is partially due to network roll-out phasing and hence should not be taken as a trend for the year.
Operating cash flow (OIBDA-CapEx) amounted to 18 million euros in the first quarter of 2009, compared to 26 million euros in the same period of last year.
TELEFÓNICA O2 IRELAND
In an increasingly difficult economic environment, Telefónica O2 Ireland continued to make progress, with the mobile customer base up 2.9% year-on-year to 1.7 million customers, and improved its operating cash flow (OIBDA-CapEx) by 1.1% year-on-year despite pressure in revenues.
The contract market continued to drive growth for Telefónica O2 Ireland, with 8,069 net additions in the first quarter of 2009 to reach 651,160 lines (+13.5% year-on-year, representing 38.1% of the total customer base). Key drivers of this performance included progress in the corporate and business market and continued momentum in mobile broadband.
Responding to the changing requirements of our customers and their need for greater flexibility and control over costs, a number of new products and services were launched, such as “O2 Experience” (better value prepay price plans), “Spend Alerts” (innovative spending control service) and specifically for businesses , “O2 Analyser” (telecoms expense management tool).
Churn reached 2.9% in the first quarter of 2009, slightly higher than in the first quarter of last year, with an increase in contract churn as a result of the trading environment, while prepay churn remained broadly stable over the previous year.
January — March 2009 Results Telefónica 46

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Traffic carried in the first quarter of 2009 declined by 0.3% to 1,158 million minutes. This was driven by an increasing number of customers optimising their usage, the continued voice to text substitution trend as a result of the value for money price plans in the marketplace, including O2 Experience which offers free texts to any Irish mobile network, as well as a decrease of roaming out activity from customers.
Voice ARPU registered a year-on-year decline of 13.7% in the first quarter of 2009, mainly due to customers managing their spend and reduced roaming out activity.
Data ARPU was 3.5% higher in the first quarter of 2009 at 11.6 euros, driven by a migration of customers to better value bundled based price plans. It’s important to highlight the 7.7% year-on-year increase in data revenues in the first quarter of the year with non P2P-SMS data revenues in the first quarter increasing by 40.5% year-on-year on the back of the growing mobile broadband base.
As a result, total ARPU reached 39.3 euros in the first quarter of 2009 (-9.3% year-on-year).
Revenues for the first quarter were 224 million euros, a year-on-year decline of 3.6%. Mobile service revenues for the quarter declined 5.6% year-on-year to 210 million euros, with the decline in ARPU partially offset by growth in the customer base.
Operating income before depreciation and amortization (OIBDA) for the first quarter was 69 million euros, 8.4% lower than in the same period of the previous year. Throughout the quarter, commercial costs have been reduced and further operating efficiencies have been achieved. The margin for the first quarter was 30.7%, 1.6 percentage points lower than in the same period of last year.
The strong CapEx reduction made by the Company to adapt to the current environment allowed operating cash flow (OIBDA-CapEx) to increase 1.1% year-on-year, reaching 60 million euros in the first quarter.
TELEFÓNICA O2 CZECH REPUBLIC
Telefónica O2 Czech Republic experienced very strong commercial activity in the Czech Republic in the first quarter of 2009, with the mobile business adapting to a more challenging trading environment, while in Slovakia the Company continued to report solid customer growth and improved financial performance.
At the end of March, the total number of accesses2 for Telefónica O2 Czech Republic, including Slovakia, stood at 8.0 million, an increase of 1.0% year-on-year.
Fixed telephony accesses amounted to 1.9 million at the end of March, 2009 (-7.2% year-on-year), with the continued improvement in net disconnections (42,399; 42.4% lower than in the first quarter of 2008) driven by improvements in customer propositions around fixed broadband.
Retail internet broadband accesses reached 617,283 (+17.0% year-on-year), with 33,585 net additions in the first quarter (1.8 times higher than in the same period of last year), leveraging a very strong commercial activity around “crazy week” promotions and speed upgrades. The total number of O2 TV customers increased by 13,289 in the first quarter to reach 127,785 at the end of March.
Mobile customers in the Czech Republic increased by 0.6% year-on-year to reach 4.8 million at the end of March, 2009, mainly driven by the increase in the contract customer base (+12.6% year-on-year), leveraged on the continued success of the Neon tariffs which were recently enriched with a wider availability of bundle options and additional bolt-ons. Telefónica O2 Slovakia continued its strong performance, reaching 365,249 customers at the end of March, 2009, an improvement of 39,915 customers over December, 2008, on the back of the success of the “O2 Fér” customer proposition.
In the Czech Republic, the churn rate decreased 0.1 percentage points year-on-year in the first quarter to reach 2.1%, with stronger performance of the contract segment.

[2]
In order to align criteria as of 31 December 2007, the Company changed the accounting for prepay accesses in the Czech Republic and Slovakia from 13 months (registered) to three months (active), thus reporting ARPU and churn figures accordingly. As a result the customer base in the first quarter of 2009 is lower in 581 thousand lines over previous criteria.

January — March 2009 Results Telefónica 47

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
In terms of usage, mobile traffic carried in the Czech Republic in the first quarter of 2009 grew by 8.7% to over 1,940 million minutes due to the higher contract base and the strong performance of Neon flat rate tariffs, with more than 360 thousand customers opting for one of these tariffs at the end of March, 2009.
Voice ARPU registered a year-on-year decline in local currency of 8.1% in the first quarter of 2009 due to contract customers reducing out of the bundle traffic, as well as lower roaming out and prepay customers’ activity.
Data ARPU was 1.7% lower in local currency in the first quarter of 2009 at 4.7 euros, driven by a migration of customers to better value bundled based price plans and continued optimisation of usage by customers. Data revenues were 1.5% lower in local currency in the first quarter, while non P2P-SMS data revenues in the first quarter grew by 3.3% year-on-year in local currency.
Total mobile ARPU in the Czech Republic reached 18.7 euros in the first quarter of 2009 (-6.5% year-on-year in local currency).
Revenues for the Telefónica O2 Czech Republic Group showed a 1.8% year-on-year decrease in constant currency in the first quarter of 2009 to reach 548 million euros. The Czech mobile business contributed negatively, with service revenue declining by 3.6% year-on-year in local currency in the first quarter, owing to optimisation of usage and MTR cuts (-11.4% from February, 2009). Fixed revenues in the Czech Republic fell by 1.8% year-on-year in local currency in the first quarter of 2009, while revenues from Slovakia grew 51.0% year-on-year.
Operating income before depreciation and amortization (OIBDA) was 0.9% year-on-year lower in constant currency to reach 247 million euros, positively impacted by real estate capital gains in the first quarter, with increased commercial costs partially compensated by further savings in non-commercial costs and the improved performance of the Slovak operation. Reported OIBDA margin for the first quarter of 2009 was 45.1%, broadly stable vs. last year (44.8%).
CapEx for the first quarter totalled 37 million euros, an increase of 26.0% year-on-year in constant currency as a result of a different spending profile, resulting in operating cash flow (OIBDA-CapEx) of 210 million euros.
January — March 2009 Results Telefónica 48

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2008				2009
	March	June	September	December	March	% Chg y-o-y

Final Clients Accesses	42,001.0	42,938.0	43,866.4	44,823.5	45,356.5	8.0
Fixed telephony accesses (1)	2,056.5	1,998.1	1,952.3	1,952.7	1,909.6	(7.1)
Internet and data accesses	996.1	1,101.4	1,212.7	1,354.5	1,463.7	46.9
Narrowband	188.7	177.0	170.3	163.4	155.4	(17.6)
Broadband	800.2	917.3	1,035.5	1,158.7	1,277.8	59.7
Other (2)	7.2	7.1	6.9	32.4	30.4	N.M.
Mobile accesses (3)	38,861.2	39,740.6	40,593.3	41,401.8	41,855.5	7.7
Pre-Pay	21,749.3	22,072.0	22,353.7	22,729.4	22,673.4	4.2
Contract	17,111.9	17,668.7	18,239.6	18,672.4	19,182.1	12.1
Pay TV	87.2	97.9	108.1	114.5	127.8	46.6

Wholesale Accesses (4)	831.3	1,008.1	1,139.0	1,237.9	1,324.4	59.3

Total Accesses	42,832.4	43,946.1	45,005.3	46,061.4	46,680.9	9.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	Retail circuits other than broadband.

(3)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(4)	Includes Unbundled Lines by T. Deutschland.

Note: Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Revenues	3,245	3,472	(6.6)
Internal exp capitalized in fixed assets	55	40	35.2
Operating expenses	(2,431)	(2,602)	(6.6)
Other net operating income (expense)	1	1	(29.8)
Gain (loss) on sale of fixed assets	13	0	N.M.
Impairment of goodwill and other assets	(0)	0	C.S.
Operating income before D&A (OIBDA)	883	912	(3.2)
OIBDA Margin	27.2%	26.3%	0.9	P.P.
Depreciation and amortization	(720)	(777)	(7.4)
Operating income (OI)	163	135	20.8

Notes:

•	OIBDA and OI before management and brand fees.
January — March 2009 Results Telefónica 49

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2008				2009
	March	June	September	December	March	% Chg y-o-y

TELEFÓNICA O2 UK
Final Clients Accesses	19,206.6	19,586.8	20,105.5	20,615.6	20,821.0	8.4
Internet and data accesses	131.4	194.2	267.1	340.9	404.5	N.M.
Broadband	131.4	194.2	267.1	340.9	404.5	N.M.
Mobile accesses (1)	19,075.2	19,392.6	19,838.4	20,274.7	20,416.5	7.0
Pre-Pay	11,388.1	11,525.1	11,649.3	11,862.5	11,718.0	2.9
Contract	7,687.1	7,867.5	8,189.2	8,412.2	8,698.5	13.2
Total Accesses	19,206.6	19,586.8	20,105.5	20,615.6	20,821.0	8.4

TELEFÓNICA O2 GERMANY
Final Clients Accesses	13,132.3	13,741.3	14,176.4	14,413.3	14,737.6	12.2
Internet and data accesses	124.7	165.4	198.1	214.8	231.7	85.7
Broadband	124.7	165.4	198.1	214.8	231.7	85.7
Mobile accesses	13,007.5	13,575.9	13,978.3	14,198.5	14,506.0	11.5
Pre-Pay	6,565.4	6,841.4	7,097.2	7,231.5	7,420.7	13.0
Contract	6,442.1	6,734.5	6,881.1	6,967.0	7,085.2	10.0
Wholesale Accesses (2)	719.9	897.4	1,026.7	1,128.4	1,215.7	68.9
Total Accesses	13,852.1	14,638.7	15,203.1	15,541.7	15,953.3	15.2

TELEFÓNICA O2 IRELAND
Mobile accesses	1,662.9	1,687.6	1,713.1	1,727.7	1,710.6	2.9
Pre-Pay	1,089.1	1,094.9	1,082.5	1,084.6	1,059.4	(2.7)
Contract	573.8	592.6	630.6	643.1	651.2	13.5
Total Accesses	1,662.9	1,687.6	1,713.1	1,727.7	1,710.6	2.9

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,562.5	7,495.0	7,441.3	7,589.5	7,564.7	0.0
Fixed telephony accesses (3)	1,995.6	1,937.7	1,892.4	1,893.4	1,851.0	(7.2)
Internet and data accesses	723.4	724.4	729.4	779.5	803.2	11.0
Narrowband	188.7	177.0	170.3	163.4	155.4	(17.6)
Broadband	527.4	540.4	552.2	583.7	617.3	17.0
Other (4)	7.2	7.1	6.9	32.4	30.4	N.M.
Mobile accesses	4,756.3	4,735.0	4,711.4	4,802.1	4,782.8	0.6
Pre-Pay (5)	2,450.9	2,365.9	2,282.0	2,282.8	2,186.7	(10.8)
Contract	2,305.5	2,369.1	2,429.4	2,519.3	2,596.1	12.6
Pay TV	87.2	97.9	108.1	114.5	127.8	46.6
Wholesale Accesses	111.5	110.7	112.2	109.5	108.7	(2.5)
Total Accesses	7,673.9	7,605.8	7,553.5	7,698.9	7,673.4	(0.0)

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	287.0	275.0	277.3	325.3	365.2	27.3
Pre-Pay (5)	213.0	200.1	199.2	226.3	247.6	16.2
Contract	74.0	74.9	78.1	99.0	117.6	58.9
Total Accesses	287.0	275.0	277.3	325.3	365.2	27.3

(1)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses.

(2)	Includes Unbundled Lines by T. Deutschland.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(4)	Retail circuits other than broadband.

(5)	The accounting criteria for Pre-Pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).
January — March 2009 Results Telefónica 50

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRIES
Unaudited figures

	2008				2009
	Q1	Q2	Q3	Q4	Q1	% Chg y-o-y Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	10,888	11,571	11,845	12,281	12,798	17.5
ARPU (EUR)	30.1	29.2	29.5	27.1	24.2	(3.6)
Pre-Pay	16.2	15.6	15.9	14.4	12.3	(8.5)
Contract	51.3	49.0	49.3	45.1	40.6	(5.0)
Data ARPU	10.4	10.0	10.0	9.7	8.8	1.5
%non-P2PSMS over data revenues	18.2%	18.1%	20.9%	22.0%	23.9%	5.7	P.P.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,606	5,741	5,512	5,454	5,555	(0.9)
ARPU (EUR)	17.7	17.6	17.3	16.9	15.9	(10.5)
Pre-Pay	5.9	6.1	6.0	5.8	5.4	(8.4)
Contract	29.7	29.3	28.9	28.3	26.8	(9.8)
Data ARPU	4.9	4.8	4.9	4.8	4.7	(4.9)
%non-P2PSMS over data revenues	28.4%	26.9%	29.6%	31.7%	33.5%	5.1	P.P.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,161	1,225	1,231	1,250	1,158	(0.3)
ARPU (EUR)	43.4	43.2	43.7	42.6	39.3	(9.3)
Pre-Pay	26.7	26.9	27.7	26.7	24.2	(9.4)
Contract	75.5	73.8	72.2	69.2	64.5	(14.5)
Data ARPU	11.2	10.6	10.6	10.9	11.6	3.5
%non-P2PSMS over data revenues	27.5%	30.2%	31.2%	32.6%	35.8%	8.3	P.P.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	1,784	1,874	1,850	1,911	1,940	8.7
ARPU (EUR)	21.6	23.1	24.0	22.5	18.7	(6.5)
Pre-Pay	10.6	11.5	12.2	11.5	8.0	(19.1)
Contract	32.7	34.7	35.1	32.6	28.2	(8.9)
Data ARPU	5.2	5.5	5.3	5.5	4.7	(1.7)
%non-P2PSMS over data revenues	43.0%	44.0%	45.7%	43.5%	45.5%	2.5	P.P.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — March 2009 Results Telefónica 51

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg		% Chg Local Cur

TELEFÓNICA O2 UK
Revenues	1,563	1,754	(10.9)		7.0
OIBDA	376	423	(11.0)		6.9
OIBDA margin	24.1%	24.1%	(0.0	P.P.)
CapEx	124	193	(35.5)		(22.5)
OpCF (OIBDA-CapEx)	252	230	9.6		31.5

TELEFÓNICA O2 GERMANY
Revenues	886	855	3.6		3.6
OIBDA	202	163	24.2		24.2
OIBDA margin	22.8%	19.0%	3.8	P.P.
CapEx	184	137	34.7		34.7
OpCF (OIBDA-CapEx)	18	26	(31.3)		(31.3)

TELEFÓNICA O2 IRELAND
Revenues	224	232	(3.6)		(3.6)
OIBDA	69	75	(8.4)		(8.4)
OIBDA margin	30.7%	32.3%	(1.6	P.P.)
CapEx	9	16	(43.3)		(43.3)
OpCF (OIBDA-CapEx)	60	59	1.1		1.1

TELEFONICA O2 CZECH REPUBLIC
Revenues	548	600	(8.7)		N.C.
OIBDA	247	269	(8.2)		N.C.
OIBDA margin	45.1%	44.8%	0.3	P.P.
CapEx	37	32	17.4		N.C.
OpCF (OIBDA-CapEx)	210	237	(11.6)		N.C.
Note: OIBDA before management and brand fee.
January — March 2009 Results Telefónica 52

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP
Revenues stood at 317 million euros at the end of the first quarter of 2009, up 4.2% vs. March 2008 (+12.8% in constant terms). This advance was due to the increase in activity at the main Atento Group customers mainly in the financial sector in Brazil and Mexico. The year-on-year growth of more than 50% in local currency achieved in Venezuela and Puerto Rico was especially noteworthy. Also, the trend in 2008 of diversifying the customer portfolio continued, with multisector customers (non-Telefónica Group) accounting for 56% of revenues for the first quarter of 2009. These customers were mainly from the telecommunications and financial sectors in Mexico, Brazil, Venezuela and Puerto Rico.
In terms of the geographical breakdown of revenues, Brazil is the largest contributor to total revenues, accounting for 47% (45% in March 2008), followed by Spain with 17% (down from 19% in the first quarter of 2008 due to the lower prices offered in delocalisation and the exit of BBVA) and Mexico with 12% (flat vs. the same period a year earlier). The Atento Group’s offshoring revenues accounted for 8.2% of total revenues, mainly from Spain to Colombia, Peru and Morocco.
Operating income before depreciation and amortisation (OIBDA) of Atento Group totalled 28 million euros, down 20.9% (-15.3% in constant terms) mainly as a result of increased price pressure in the current economic context and higher personnel costs due to regulatory and labour changes in several Latin American countries and higher rental costs in Brazil.
The OIBDA margin stood at 8.9%, down 2.8 percentage points from the same period in 2008.
First quarter CapEx amounted to 9.9 million euros, up 66.6% year-on-year (+86.1% in constant terms) and was primarily earmarked for the refurbishment of new centres (Brazil and Morocco), the upgrading of existing facilities (Brazil, Peru and Venezuela) to support business growth and compliance with the new SAC1 legislation in Brazil. Investment was also made in equipment updating (Mexico, Venezuela and Chile). Operating cash flow (OIBDA-CapEx) was 18 million euros in the first quarter of the year (30 million euros in the first quarter of 2008).
The Atento Group ended March 2009 with 61,698 positions in place.

[1]
In December 2008 the SAC legislation came into effect in Brazil by which the Government required a minimum level of calls answered and improvements of quality to the companies offering customer services in the country. This meant the need to invest in more positions, employees and better attention and control of quality tools.

January — March 2009 Results Telefónica 53

RESULTS BY REGIONAL BUSINESS LINES
Others Companies
ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January — March
	2009	2008	% Chg

Revenues	317	304	4.2
Internal exp capitalized in fixed assets	0	0	—
Operating expenses	(289)	(269)	7.4
Other net operating income (expense)	0	0	(63.9)
Gain (loss) on sale of fixed assets	(0)	0	C.S.
Operating income before D&A (OIBDA)	28	36	(20.9)
OIBDA Margin	8.9%	11.7%	(2.8	P.P.)
Depreciation and amortization	(9)	(8)	7.6
Operating income (OI)	19	27	(29.4)
January — March 2009 Results Telefónica 54

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Part

Telefónica de España	100.00
Telefónica Móviles España	100.00
Telyco	100.00
Telefónica Telecomunic. Públicas	100.00
T. Soluciones de Informatica y Comunicaciones de España	100.00
Iberbanda	58.94
Medi Telecom	32.18
TELEFÓNICA LATINOAMÉRICA

% Part

Telesp (1)	87.95
Telefónica del Perú (2)	98.33
Telefónica de Argentina	98.20
TLD Puerto Rico	98.00
Telefónica Chile (3)	97.89
Telefónica Telecom	52.03
Telefónica USA	100.00
T. Intern. Wholesale Serv. (TIWS) (4)	100.00
Brasilcel (5)	50.00
T. Móviles Argentina	100.00
T. Móviles Perú	100.00
T. Móviles México	100.00
Telefónica Móviles Chile	100.00
T. Móviles El Salvador	99.08
T. Móviles Guatemala	100.00
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panamá	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile)	100.00

(1)	Effective participation 88.01%.

(2)	Latin American Cellular Holdings, B.V. owns 48.27%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(3)	Telefónica Internacional de Chile S.A. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(4)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

(5)	Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (63.6%).
TELEFÓNICA EUROPE

% Part

Telefónica O2 UK	100.00
Telefónica O2 Gemany (1)	100.00
Telefónica O2 Ireland	100.00
Manx	100.00
Be	100.00
Group 3G (Germany) (2)	100.00
Telefónica O2 Czech Republic (1)	69.41
Telefónica O2 Slovakia (3)	100.00

(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica O2 Germany.

(3)	Company owned through Telefónica O2 Czech Republic.
OTHER PARTICIPATIONS

% Part

3G Mobile AG (Switzerland)	100.00
Atento Group	100.00
Telefónica de Contenidos (Spain)	100.00
Mobipay Internacional	50.00
Telco SpA (Italy) (1)	42.30
IPSE 2000 (Italy) (2)	39.92
Mobipay España (2)	13.36
Lycos Europe	32.10
Hispasat	13.23
Portugal Telecom (3)	9.86
China Unicom (Hong Kong) Limited (China)	5.38
ZON Multimedia (4)	5.40
BBVA	0.97
Amper	6.10

(1)
Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of 10.36%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 7.15%.

(2)	Ownership directly or indirectly held by Telefónica Móviles España.

(3)	Telefónica’s Group effective participation. Telefónica Group participation would be 10% if we exclude the minority interests.

(4)	Telefónica’s Group effective participation. Telefónica Group participation would be 5.46% if we exclude the minority interests.
January — March 2009 Results Telefónica 55

ADDENDA
Significant Events
•
On May 12th, 2009, Telefónica paid an interim dividend from 2009 net income, of a gross amount of 0.50 euros for each Company share issued, in circulation, and carrying entitlement to this dividend as agreed on April 29th, 2009 by the Board of Directors of Telefónica, S.A. With this dividend and the one paid on November 2008, the Company has achieved its commitment to distribute a dividend of 1 euro per share prior the end of the first half of 2009.

Additionally, the Company reiterated its commitment to increase the dividend for 2009 fiscal year to a total amount of 1.15 euros per share, payable in two tranches. According to this, the Board of Directors will submit for approval of the Annual General Shareholders Meeting the distribution of a dividend with a charge to unrestricted reserves and to be paid in the second half of 2009, of a gross amount of 0.50 euros for each Company share issued, in circulation, and carrying entitlement to this dividend.

•
As of March 31st, 2009, Telefónica, S.A. has completed the second tranche of the 50 million share buyback programme announced on October, 13th, 2008 as an extension of the share buyback programme then in place. Therefore, the share buyback programme initiated by the Company on February 2008 for a total amount of 150 million shares is concluded.

•	On March 23th, 2009, Telefónica and Vodafone announced a wide-ranging strategic programme to share mobile network assets across selected European operations.

The programme is expected to deliver significant business benefits in the process, including the generation of cost savings amounting to hundreds of millions of euros for both companies over the next 10 years.

January — March 2009 Results Telefónica 56

ADDENDA
Changes to the Perimeter and Accounting Criteria of Consolidation
During the first quarter of 2009, no significant changes took place in the consolidation perimeter.
January — March 2009 Results Telefónica 57

Disclaimer
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, analysts and investors are cautioned to consider that this financial information is un-audited and that this document may contain summarized information. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For additional information, please contact.
Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)
Phone number:
+34 91 482 87 00
Fax number:
+34 91 482 85 99
Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Dolores García (dgarcia@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
ir@telefonica.es
www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer